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Follow-Up Materials

06015184

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Vtech Holdings Ltd

*CURRENT ADDRESS

PROCESSED

JUL 14 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 03565 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 7/14/06

YEARS


vtech
vtech

The calendar year 2006 marks VTech's 30th anniversary. We have been a pioneer in adapting technology to meet the needs of consumers. For the past three decades, we have been dedicated to fulfilling our mission to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products and to distribute them to markets worldwide in the most efficient manner.



1976
Founded by Mr. Allan WONG and Mr. Stephen LEUNG

1977
Developed the first generation of home TV games

Started operations with turnover of less than US$1 million in the first year

1978
Launched the first portable LED game based on a single-chip microprocessor

1979
Launched the first portable LCD game

1980
Launched the Group's first electronic learning product, Lesson One (book type version)


COMPUTRON

1981
Launched the Group's first hybrid computer, CreatiVision, a fully functional personal computer and video game console



Launched the table top version of Lesson One










Music Major


LASER





1991
Renamed "VTech Holdings Limited"

Obtained a primary listing on the London Stock Exchange

Introduced the world's first fully digital 900MHz cordless telephone to the US market

1992
Re-listed on the Hong Kong Stock Exchange, establishing a dual primary listing with London



1993
Acquired the Capsela brand of scientific and building toys

1994
Launched the Group's first electronic dictionary organiser, CV6880



1995
Won a grand prize in the category of Machinery and Equipment Design for the Hong Kong Awards for Industry with VTech's LT84X Series Subnotebook



1982

Established in the United States the Group's first overseas sales subsidiary, which became the foundation for today's North American Distribution network

1983

Introduced the first PC range Laser 100, using in-house design custom integrated circuit (ASIC) chips



1984

Introduced and began manufacturing in-house designed satellite receivers on a contract manufacturing basis for the US market

1985

Launched the Group's first Apple II compatible computer, Laser 3000

Introduced the Group's first personal computer, Laser 310, to the mainland China market



1986

Became the largest manufacturer of electronic learning aids sold in the United States

Listed in Hong Kong in June under the name "Video Technology International (Holdings) Ltd", by way of introduction






LITTLE SMART DRIVER






900MHz CORDLESS
vtech

1996

Became the first in industry to introduce 900MHz cordless phones (basic version) at a competitive retail price below US$100 in the US

Introduced the Group's first 1.8GHz cordless phone (DECT) to the European market



1997

Opened the Group's second manufacturing site in mainland China at Liaobu town, Dongguan city, Guangdong province, to facilitate the production of telecommunication products

Divested personal computer manufacturing business in Hong Kong and distribution in Europe



1998

Achieved leadership postiton in North American and European markets in ELPs, with the top ten electronic learning aids sold in the United Kingdom and the top five ELPs in the United States

1999

Completed the development of a 2.4GHz global cordless phone platform



2000

Completed the acquisition of Lucent Technologies' consumer phone business with the right to use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories

INNOVATION ACROSS


TALKING Whiz-Kid
SOCRATES
EDUCATIONAL VIDEO SYSTEM
VTECH



1987

Introduced the Group's first electronic learning aid using a laptop computer design, Talking Whiz Kid

Established in the United Kingdom the Group's first European sales subsidiary, laying the groundwork of today's European distribution network

1988

Opened the Group's first manufacturing facilities in mainland China, at Houjie town, Dongguan city, Guangdong province



Established an R&D centre in Vancouver, Canada

Launched the Group's first educational video system with wireless remote controls, Socrates


SOCRATES


SMALL TALK

1989

Entered the preschool market with two very successful products, Small Talk and Little Smart Driver

1990

Privatised "Video Technology International (Holdings) Ltd" in October

Expanded the distribution network of the Group's personal computer, Laser, to the United States and quickly became one of the leading brand names in the market


LASER


FLASH
CLEAR
vtech
1 2 3
4 5 6
7 8 9

2001

Reported a turnaround in profitability in November, following a successful restructuring which began early in the year

2002

Launched a new corporate identity system as part of wider strategy to strengthen marketing

vtech

Introduced the world's first 5.8GHz cordless phone to the US market



2003

Delivered the world's most advanced 5.8GHz cordless phone handset, with full colour LCD display

2004

Launched the V.Smile TV Learning System, one of the most successful ELPs in VTech's history

2005

Opened the Group's third manufacturing facility in Qingyuan city, Guandong province, China


vtech

Vtech

AR/S
3-31-06

INNOVATION BEYOND TECHNOLOGY



2006

>> > >> > ANNUAL REPORT

VTech Holdings Ltd

HKSE: 303
LSE: VTH

Corporate Profile

VTech is one of the world's largest suppliers of corded and cordless telephones and a leading supplier of electronic learning products. It also provides highly sought-after contract manufacturing services. Founded in 1976, the Group's mission is to be the most cost effective designer and manufacturer of innovative, high quality consumer electronics products, and to distribute them to markets worldwide in the most efficient manner.

With headquarters in the Hong Kong Special Administrative Region and state-of-the-art manufacturing facilities in mainland China, VTech currently has a presence in 10 countries and approximately 20,000 employees, including around 1,000 R&D professionals in R&D centres in Canada, Hong Kong SAR and mainland China. This network allows VTech to stay abreast of the latest technology and market trends throughout the world, while maintaining a highly competitive cost structure.

The Group invested US$40.3 million in R&D in the financial year 2006 and launches numerous new products each year. VTech sells its products via a strong brand platform supported by an extensive distribution network of leading retailers in North America, Europe and Asia. Apart from the well-known VTech brand, the Group has the rights to use the AT&T brand in connection with the manufacture and sale of its wireline telephones and accessories.

In addition, VTech has license agreements with licensors of well-known children's characters that allow it to use those characters in the cartridges for its popular V.Smile product range and certain electronic learning products.

Shares of VTech Holdings Limited are listed on both the Hong Kong and London stock exchanges (HKSE: 303; LSE: VTH). Ordinary shares are also available in the form of American Depository Receipts (ADRs) through the Bank of New York (ADR: VTKHY).

Contents

Financial Highlights

- Group revenue increased by 17.9% to US$1,204.6 million
- Profit attributable to shareholders set a new record of US$128.8 million
- Final dividend of US26.0 cents per share, total dividend per share for the year up 146.2%
- Strong all-round growth at electronic learning products business
- Outperformance by contract manufacturing services business
- Turnaround in profitability of telecommunication products business with continuous growth in Europe
- Well positioned for further growth

For the year ended 31st March	2006	2005	Change
Operating results (US$ million)			
Revenue	**1,204.6**	1,022.0	17.9%
Gross profit	**446.7**	328.8	35.9%
Operating profit	**136.2**	62.7	117.2%
Profit before taxation	**140.1**	63.7	119.9%
Profit attributable to shareholders	**128.8**	56.9	126.4%
Financial position (US$ million)			
Cash generated from operations	**182.9**	60.7	201.3%
Net cash	**242.4**	123.7	96.0%
Shareholders' fund	**306.2**	203.3	50.6%
Per share data (US cents)			
Earnings per share – basic	**54.9**	25.2	117.9%
Earnings per share – diluted	**54.3**	24.9	118.1%
Dividend per share	**32.0**	13.0	146.2%
Other data (US$ million)			
Capital expenditure	**32.1**	21.5	49.3%
R&D expenditure	**40.3**	38.5	4.7%
Key ratios (%)			
Gross profit margin	**37.1**	32.2	4.9% pts
Operating profit margin	**11.3**	6.1	5.2% pts
Net profit margin	**10.7**	5.6	5.1% pts
EBITDA/Revenue	**12.9**	7.9	5.0% pts
Return on shareholders' fund	**42.1**	28.0	14.1% pts

+17.9%

Group Revenue in Last 5 Years



US$ million
1,250
1,000
750
500
250
0
959.8
866.5
915.2
1,022.0
1,204.6
02
03
04
05
06

+146.2%

Dividends Per Share in Last 5 Years



US cents
35
30
25
20
15
10
5
0
NIL
3.5
10.0
13.0
32.0
02
03
04
05
06

+117.9%

Earnings Per Share in Last 5 Years



US cents
60
50
40
30
20
10
0
5.0
18.1
20.5
25.2
54.9
02
03
04
05
06

Letter to Shareholders



"I am pleased to report that profit attributable to shareholders for the financial year 2006 rose to US$128.8 million, the highest achieved in our nearly 30 years of operations."

Allan WONG Chi Yun, Chairman

Profit Attributable to Shareholders in Last 5 Years



US$ million
150
125
100
75
50
25
0
11.2
40.8
46.3
56.9
128.8
02
03
04
05
06

+126.4%

Dear Shareholders,

I am pleased to report that profit attributable to shareholders for the financial year 2006 rose to US$128.8 million, the highest achieved in our nearly 30 years of operations. This excellent result was supported by record performances from our Electronic Learning Products (ELP) and Contract Manufacturing Services (CMS) businesses, as well as the successful turnaround in profitability of the Telecommunication Products (TEL) business, as we rationalised its US operations.

Results

Revenue for the Group increased by 17.9% over the financial year 2005 to US$1,204.6 million. Profit attributable to shareholders increased by 126.4% to US$128.8 million. Earnings per share increased by 117.9% to US54.9 cents. The continued increase in profitability, together with the Group's very strong balance sheet, has allowed the Board of Directors to propose a final dividend of US26.0 cents per share, giving a total dividend for the year of US32.0 cents per share, as compared to US13.0 cents per share for the financial year 2005.

Operations

In the financial year 2005, we began to re-engineer the entire US operations of the TEL business, in response to a decline in revenue. During the financial year 2006 we continued this process, in particular focusing on making the supply chain more efficient, discontinuing unprofitable businesses, strengthening marketing and developing an entirely new range of cordless phones that is much more in tune with the needs of our customers and consumers. As a result of these efforts, profitability of the US operations has recovered. This is despite a fall in revenue as we streamlined the product lines.

In Europe, by contrast, we continued to make significant progress in growing our revenue, as we leveraged our close relationships with Original Design Manufacturing (ODM) customers, who are major fixed line telephone operators and leading brand names in the region. This, together with inroads made into new markets such as Scandinavia and Eastern Europe, saw our sales increase in Europe rise by 49.4%, to account for 28.3% of the total TEL revenue.

Letter to Shareholders

The tremendous momentum behind the ELP business continued in the financial year 2006, led by the highly successful V.Smile range, which has rapidly established itself as a favourite with retailers and consumers since its launch in 2004. Sales of consoles have continued to grow and together with the introduction of V.Smile Pocket in 2005, the portable version of V.Smile, have led to a greater installed base. As a result, sales of software have increasingly been driving sales growth in the ELP business.

We have not only broadened the V.Smile range through V.Smile Pocket, but also through a growing number of software ("Smartridges"). We are now adding new avenues of growth by expanding the range of accessories and by targeting younger and older age groups through V.Smile Baby and V.Flash, which will be on the shelves by the end of the calendar year 2006. These products are part of the strategy to sustain V.Smile's growth momentum.

Although V.Smile has undoubtedly been the centre of attention since its launch, we are also committed to enhancing our traditional ELPs, which still account for a significant part of the total ELP revenue. As educational toys remains a growing segment in the US toys market, our traditional products give us further opportunities to leverage our strengths in product design and technology adaptation to grow revenue and market share.


vtech
V.FLASH

V.Flash™ Home Edutainment System

The record revenue achieved by the CMS business during the financial year 2006 reflects a second successive year of outperformance of the global electronic manufacturing services (EMS) market, which remains in a healthy growth cycle. We retain our focus on small and medium sized customers to which we provide a highly flexible and reliable service that runs from product design to full production.

Growth at CMS came largely from increased orders from existing customers and the business was successful in improving its cost structure, enabling it to maintain stable margins. In addition, a new organisational structure was implemented with the aim of strengthening our competitiveness in the EMS market further. With more management attention dedicated to individual customers, the flexibility and effectiveness of our service has been enhanced despite the continued expansion of the business.

Outlook

Clearly, the remarkable results of VTech in the financial year 2006 reflect the Group's success in executing its strategies well. Going forward, we will continue to focus on our core businesses, identify opportunities in our chosen market segments and execute our strategies carefully. I believe the Group is in very good shape and well-poised for further growth in the financial year 2007, with all initiatives on track.

In our TEL business, having restored profitability, we are targeting higher revenue as growth in Europe continues and we rebuild sales in North America.

In Europe, our core competences in manufacturing and technology give us considerable scope to gain market share as our ODM customers seek cost effective and high quality products for consumers. In the second half of the calendar year 2006, we will start to deliver VoIP cordless phones to our ODM customers in Europe, establishing a position in a market of a longer term potential.


vtech
vtech
vtech

5.8GHz Analog Cordless Phones

"I believe the Group is in very good shape and well-poised for further growth in the financial year 2007, with all initiatives on track."

In the United States, we are regaining shelf space with the revamped product lines. The new product line-up shows a marked improvement in industrial design and cost, which enables us to meet customers' expectations and consumers' needs better. It also strengthens our competitiveness in the marketplace. We intend to launch a series of next-generation cordless phones in spring 2007 and we will continue to build our presence in the VoIP cordless telephony market in the United States.

The ELP business will continue to grow, building on its leadership in Europe and its growing market share in North America as the V.Smile platform expands and more new products are added to our traditional ELP ranges. Through V.Smile Baby and V.Flash, the V.Smile range encompasses children from the age of 9 months to the pre-teens. We intend to strengthen our leadership position in the educational video game category by investing in R&D to ensure a robust pipeline of product innovations. We will continue to support our products with advertising, PR, trade promotion and point of sales displays to ensure their success with the consumer. At the same time, we will take care to ensure that the expansion is well managed and that costs are kept well under control.

The global EMS industry is forecast to remain on an uptrend and we expect our CMS business to continue to grow with the industry. We are taking great care to manage growth at this business, devoting considerable effort to maintaining the exceptional levels of quality and service which are fundamental to its success. The new, customer oriented organisational structure will be supported by expanded manufacturing facilities. The R&D service offered to our customers is expected to drive further growth for the CMS business.

This overall optimistic outlook must be tempered with caution as rising interest rates may affect global economy and dampen consumer confidence. Furthermore, our success in the ELP and CMS businesses, together with the continuous growth of the TEL business in Europe, is likely to invite more competition. To stay ahead of our rivals, we thus need to ensure that our strategies are well executed.

All of our businesses did well in countering the pressure of rising production costs during the financial year 2006. Oil prices remained high throughout the financial year, resulting in high prices for plastics, an important raw material for many of our products. Labour costs rose in southern China, our manufacturing base, following the raising of the minimum wage and the appreciation of the Renminbi against the US dollar.

It is likely that these trends will continue and hence impose further cost pressures on the Group during the financial year 2007. Indeed, recently, we have seen rises in component prices such as printed circuit boards and integrated circuits that may have an impact on our businesses. We will therefore have to continue to make progress in cost control in order to achieve sustainable growth.

In this regard, our new plant at Qingyuan city, the northern Guangdong province, is expected to deliver cost savings over time. The facility commenced operations in November 2005 and will allow us to transfer certain operations, particularly the labour and electricity intensive plastics production, to this lower cost environment.

Appreciation

Clearly, the success we have achieved would not have been possible without the commitment and dedication of everyone at the Group. I would therefore like to thank my fellow directors and senior management, as well as all VTech employees for their hard work. As we enter our 30th anniversary, I would also like to extend a special thanks to our suppliers, bankers, shareholders and other business partners for their support during the past 30 years, which has helped transform VTech into the Group it is today.

Allan WONG Chi Yun
Chairman

Hong Kong, 21st June 2006



CHARLIE JOHNSON
888 883-2445
5.8 DIGITAL

5.8GHz Cordless Answering System

Message from Deputy Chairman



"The financial year 2006 was another remarkable achievement for our ELP business as we turned in a record performance."

Albert LEE Wai Kuen, Deputy Chairman

The financial year 2006 was another remarkable achievement for our ELP business as we turned in a record performance.

The huge success of the V.Smile range, which we launched in 2004, has been an important factor. Since the initial introduction of the console and 10 Smartridges, each year we have expanded the software library by adding more popular characters, which has given us additional sales growth.

Through the success of V.Smile, the VTech brand in the electronic learning products category has also enjoyed a renaissance in the US market, which has allowed us to regain shelf space among retail customers and boosted sales of our traditional ELPs. We have continued to invest in these and our traditional range has shown solid growth, still accounting for a significant portion of the total ELP revenue.

We have supported this growth in our business through much more effective and well targeted marketing and sales promotions, ranging from TV commercials to promotional campaigns in partnership with retailers. We have also ensured that our products remain competitive and that growth remains profitable through much improved planning and forecasting. These and other measures have raised operational efficiency and maintained good costs control.

This is a powerful formula that we will continue to apply as we move forward. Our track record of innovation and adaptation of technology enables us continually to create exciting new products and platforms that quickly gain acceptance among customers and consumers.

V.Smile is far from a single product. It has firmly established itself as a distinct product category – the educational video game system – that will grow long into the future as we expand its reach. In 2005, we launched the handheld version, V.Smile Pocket and in this calendar year, we have added V.Smile Baby and V.Flash, widening the target age range from 9 months to the pre-teen years.

We are also selling an increasing array of accessories, ranging from simple travel bags to new interfaces that enhance the value of the current product platforms. The software library also continues to grow. In the calendar year 2006, the software library will grow to 33 titles in all, and we are negotiating further titles for the future.

We fully recognise the need to support these products with the full array of marketing tools. It is our goal to turn VTech into a "well recognised brand" globally within the toy industry and to this end we continue to bring more product innovations to the market, supported by effective and well targeted marketing and promotional campaigns.

We are firmly established in Europe as a leader in our field and enjoy increasing recognition in North America.

VTech is a pioneer in the ELP industry. We have excellent R&D capability, strong brand equity and cost effective manufacturing. This unique combination makes us highly competitive in the marketplace.

With the proven success of V.Smile and our commitment to the traditional product range, we will continue to innovate in new categories and develop high quality educational products that bring interactive and fun learning to children.

Management Discussion and Analysis

Revenue

Group revenue for the year ended 31st March 2006 increased by 17.9% over the previous financial year to US$1,204.6 million as a result of an increase in revenue from ELP business and CMS business despite a decrease in revenue at the TEL business.

The TEL business recorded a slight decrease in revenue, which fell by 2.9% to US$594.7 million. This performance reflected management's planned reduction in sales in the North American market as the Group streamlined the product lines and exited unprofitable businesses to improve profitability. Revenue from the European market, however, rose by 49.4% over the previous financial year as a result of management's success in increasing orders from existing customers and developing new markets, such as Scandinavia and Eastern Europe.

The ELP business achieved another year of substantial growth in revenue with a 60.7% year-on-year increase to US$451.7 million for the financial year 2006. The growth was attributable to strong demand for all ELP product categories. In particular, demand of the V.Smile product range remained strong supported by the broadened product portfolio following the introduction of V.Smile Pocket and the growing number of Smartridges.

For the CMS business, revenue increased by 23.2% over the previous financial year, reaching US$158.2 million. The growth mainly came from increased orders from existing customers. The CMS business continued its strategy of providing one-stop shop EMS service to small and medium sized customers.

The Group's revenue from the three core businesses was: 49.4% from the TEL business, 37.5% from the ELP business and 13.1% from the CMS business.

North America continues to be the largest market for the Group. Revenue from this market accounted for 55.8% of Group revenue for the financial year 2006. Europe and Asia Pacific accounted for 38.0% and 4.4% respectively. This change in the relative contribution of the three regions mainly reflects the sales reduction in North America and sales increase in Europe at the TEL business.

Gross Profit/Margin

The gross profit for the financial year 2006 was US$446.7 million, an increase of US$117.9 million compared to the US$328.8 million recorded in the previous financial year. Gross margin for the year improved from 32.2% to 37.1%. The increase in gross margin was due to the continuous success of the ELP product range, the rationalisation of the US operation of the TEL business which aimed to restore profitability, and management's effort to control overheads.

Operating Profit

The operating profit for the year ended 31st March 2006 was US$136.2 million, an increase of US$73.5 million or 117.2% over the previous financial year. The improvement mainly came from significant improvement in gross profit and gross margin which resulting from overall growth in revenue and a change in the sales mix, in turn largely reflecting the continued success of the

Group Revenue by Product Line



	%	2006 *US$ million*
Telecommunication Products	49.4	**594.7**
Electronic Learning Products	37.5	**451.7**
Contract Manufacturing Services	13.1	**158.2**
Total	100.0	**1,204.6**

Group Revenue by Region



	%	2006 *US$ million*
North America	55.8	**671.6**
Europe	38.0	**457.8**
Asia Pacific	4.4	**53.1**
Others	1.8	**22.1**
Total	100.0	**1,204.6**

R&D Expenditure on Core Businesses in Last 5 Years


US$ million
50
40
30
20
10
0
28.9
31.0
33.2
38.5
40.3
02
03
04
05
06

Profit Attributable to Shareholders in Last 5 Years

US$ million



150
125
100
75
50
25
0
11.2
40.8
46.3
56.9
128.8
02
03
04
05
06

ELP product range and the improved profitability of the TEL business. In addition, improvements in operational efficiency in all three businesses mitigated the negative impacts from rising labour costs, high raw material prices and the appreciation of Renminbi.

Selling and distribution costs increased by 14.6% from US$182.6 million in the previous financial year to US$209.2 million in the financial year 2006. The increase was mainly attributable to the increased spending on advertising and promotional activities particularly to accommodate the increasing V.Smile sales. Royalty payments to licensors for the use of popular cartoon characters for certain ELPs and V.Smile Smartridges also increased which was in line with increase in sales of the V.Smile product range. Distribution costs and selling overheads, however, were maintained at level similar to the previous financial year despite higher volume of products sold, owing to the implementation of an effective cost control mechanism. The total amount of selling and distribution costs as percentage of Group revenue decreased from 17.9% in the previous financial year to 17.4% in the financial year 2006.

Administrative and other operating expenses increased from US$51.7 million in the previous financial year to US$61.0 million in the financial year 2006. The increase was mainly due to an exchange loss of US$2.6 million recorded because of the depreciation of the Euro and Sterling against the US dollar, contrasting with an exchange gain of US$3.3 million recorded in the previous financial year. In the previous financial year, the Group also realised a gain of US$1.8 million from the disposal of factories and related entities in Mexico, whereas no such gain was recorded in the financial year 2006. Excluding the effect of exchange differences and the gain on disposal as mentioned, the administrative and other operating expenses increased only slightly by US$1.6 million compared to the previous financial year. Nevertheless, the amount of administrative and other operating expenses as percentage of Group revenue maintained at 5.1% as in the previous financial year.

Research and development (R&D) activities are vital for the long-term development of the Group. During the financial year 2006, the Group spent US$40.3 million on research and development activities, which represented around 3.3% of total Group revenue.

Group EBITDA/Revenue and EBIT/Revenue in Last 5 Years



%
15
10
5
0
5.9
9.7
7.4
7.9
12.9
2.4
6.9
5.4
6.1
11.3
EBITDA/Revenue
EBIT/Revenue
02
03
04
05
06

Net Profit and Dividends

The profit attributable to shareholders for the year ended 31st March 2006 was US$128.8 million, an increase of US$71.9 million as compared to the previous financial year. The ratios of EBIT and EBITDA to revenue were 11.3% and 12.9% respectively.

Basic earnings per share for the year ended 31st March 2006 were US54.9 cents as compared to US25.2 cents in the previous financial year. During the year, the Group declared and paid an interim dividend of US6.0 cents per share, which aggregated to US$14.3 million. The directors have proposed a final dividend of US26.0 cents per share, which will aggregate to US$62.1 million. Total dividend for the year amounted to US32.0 cents per share, representing an increase of US19.0 cents per share or 146.2% over the previous financial year.

Liquidity and Financial Resources

The shareholders' funds as at 31st March 2006 were US$306.2 million, a 50.6% increase from US$203.3 million reported for the financial year 2005. The net assets per share increased by 42.2% from US$0.90 to US$1.28.

As at 31st March 2006, the net cash increased to US$242.4 million, up 96.0% from US$123.7 million at the previous year-end. The Group is substantively debt-free, except for an insignificant amount in the form of a fixed-interest bearing equipment loan which is denominated in Euro and repayable within five years.

As at 31st March 2006 and 2005 All figures are in US$ million unless stated otherwise	2006	2005
Cash	**242.4**	123.9
Less: Total interest bearing liabilities	**–**	(0.2)
Net cash position	**242.4**	123.7
Gross debts to shareholders' funds	**Not applicable**	0.1%

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates arising from the Group's global operations. It is our policy not to engage in speculative activities. Forward foreign exchange contracts are used to hedge certain exposures.

Working Capital

As at 31st March 2006 and 2005 All figures are in US$ million unless stated otherwise	2006	2005
Stocks	**133.8**	124.2
Average stocks as a percentage of Group revenue	**10.7%**	10.8%
Turnover days	**81 days**	78 days
Trade debtors	**162.9**	162.3
Average trade debtors as a percentage of Group revenue	**13.5%**	14.7%
Turnover days	**65 days**	65 days

The stock balance as at 31st March 2006 increased by 7.7% over the balance at 31st March 2005 to US$133.8 million. The turnover days increased from 78 days to 81 days. The increase in stock level is primarily to cater for the increased demand for ELPs and TELs in the first quarter of the financial year 2007. The trade debtors balance as at 31st March 2006 was US$162.9 million, approximately the same as reported for the previous financial year. The turnover days were 65 days, the same as in the previous financial year. Despite higher sales in the fourth quarter as compared to the previous financial year, the trade debtors balance as at 31st March was maintained at the same level as a result of substantial debt collection efforts.

Capital Expenditure

For the year ended 31st March 2006, the Group invested US$32.1 million in construction of factory buildings, purchase of plant and machinery, equipment, computer systems and other tangible assets. All of these capital expenditures were financed from internal resources. During the financial year 2006, the new manufacturing plant for the Group in Qingyuan city, the northern Guangdong province, started operation. This plant is specialized in supplying plastic products for our TEL business.

Capital Commitments and Contingencies

The Group expects to invest approximately US$54 million on capital expenditure in the financial year 2007. Besides normal capital expenditure for ongoing business operations, the Group decided to establish a new R&D centre in Shenzhen, Guangdong province. The centre is expected to be in operation by the end of the financial year 2007. In addition, the Group expects to incur further capital investment on the new manufacturing plant in Qingyuan city in the financial year 2007.

All of these capital expenditures will be financed from internal resources.

As of the financial year end date, the Group had no material contingencies.


FLASH
CLEAR
vtech
skype
Whatever your calling, answer in style.

Telecommunication Products

The TEL business returned to profitability in the financial year 2006, as a result of the successful implementation of the US rationalisation plan. The business also achieved continuous growth in Europe.

TEL Revenue by Region



	%	2006 *US$ million*
North America	68.5	**407.3**
Europe	28.3	**168.5**
Others	2.0	**12.0**
Asia Pacific	1.2	**6.9**
Total	100.0	**594.7**


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The TEL business continued to execute its plan to rationalise its US operations during the financial year 2006. As a result of the successful implementation, the business returned to profitability, although revenue declined slightly by 2.9% over the financial year 2005 to US$594.7 million. For the financial year 2006, the business accounted for 49.4% of Group revenue, as compared to 59.9% in the previous financial year.

The rationalisation of the US business during the financial year saw a further reduction in overheads and operating expenses. A comprehensive improvement programme was put in place to re-engineer all processes worldwide to increase efficiency. As a result, profitability of the US business was successfully turned around. Revenue was lower, however, as we streamlined our product lines and exited unprofitable businesses. In the financial year 2006, revenue in North America declined by 14.3% to US$407.3 million.

While re-engineering the operations, the business worked on creating an entirely new product line-up, which was unveiled at the Consumer Electronics Show in Las Vegas in January 2006. The new product range aims to be much more closely aligned with the needs of VTech customers and consumers in North America with close attention paid to the phones' features to enhance their value proposition. More emphasis has also been placed on developing more distinct identities for the VTech and AT&T brands, to allow the Group to exploit its dual brand strategy more fully.

To strengthen VTech's competitiveness, the business has rationalised component usage and standardised technology platforms to achieve cost savings and ensure more cost effective products. The revamped product line has been gradually appearing on shelves since April 2006 and customers are in general supportive of the products, in particular of some of the 5.8GHz analogue models.

Considerable effort was also devoted during the financial year 2006 to strengthening marketing in support of the launch of the new product line-up. The marketing team in the United States created a new window box packaging design that is completely recyclable and is much easier for the consumer to handle than the standard clamshell. It was first launched to club stores in May 2006. VTech has applied to patent this design, which has made the Group more environmentally friendly in the eyes of consumers and is pressuring competitors to follow its lead, adding to our legacy as a pioneer in the telecommunication products industry.

In the financial year 2006, the business in the United States also introduced a series of well designed print and online advertising campaigns. These were highly successful, winning considerable industry acclaim, including nationwide recognition "Campaign of the Week" from www.adbumb.com and third place in the A.M.A. Max Award for Marketing Excellence for 2005.

Outside the US market, VTech continued to achieve growth in Europe, offsetting a large part of the sales decline in North America. Revenue in Europe rose by 49.4% to US$168.5 million, representing 28.3% of the total TEL revenue.

Growth was recorded mainly in Western Europe, notably France and Germany. The Group also made good progress in penetrating new markets such as Scandinavia and Eastern Europe.

As national fixed line telephone operators and other incumbent players are still dominant in several major European markets, our business strategy will remain to supply cordless phones to these companies on an ODM basis. Our relationships with these customers have strengthened as they see the advantage to their businesses of having a reliable, cost effective and high quality ODM partner that has complied with the European environmental directive RoHS.

TEL Revenue in Last 5 Years


US$ million
700
600
500
400
300
200
100
0
670.0
609.8
687.2
612.5
594.7
02
03
04
05
06

This strategy is ensuring a quicker expansion in the near term than pursuing one based on our own brand.

In the longer term, we remain convinced that the VoIP market will offer considerable opportunities as fixed line traffic moves to this new technology platform. However, we will phase our investment to ensure it matches the growth with actual consumer demand. Currently, the Group offers three VoIP phone models in North America in partnership with Vonage, North America's leading broadband telephone service provider, Skype, an eBay company which is the world's fast growing Internet communication software and Yahoo!, the world's leading Internet portal. The Skype and Yahoo! models are dual mode, allowing users to make and receive both fixed line and peer-to-peer VoIP calls.


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Four Handset Cordless Phone System
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The new window box packaging design


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VTech DECT Cordless Phone with Colour LCD Display and SMS Function


Vonage

Two Handset Expandable Internet Phone System with Caller ID

Electronic Learning Products





The ELP business achieved very good results in the financial year 2006, setting a new record revenue.

ELP Revenue by Region



	%	2006 US$ million
North America	48.2	**217.7**
Europe	47.6	**214.8**
Others	2.2	**10.0**
Asia Pacific	2.0	**9.2**
Total	100.0	**451.7**

The ELP business achieved another year of excellent results in the financial year 2006, with revenue rising by 60.7% to US$451.7 million to set a new record. The expanding V.Smile range continued to show strong momentum while the traditional ELP also posted solid growth.

The outstanding performance was due to the increased brand recognition that has resulted from our increasing efforts in marketing and promotion, as well as the remarkable success of V.Smile. As a result of the sharp rise in revenue, the ELP business accounted for 37.5% of Group revenue in the financial year 2006, as compared with 27.5% in the previous financial year.

The revenue increase was apparent in all markets, but was particularly marked in the United States. Led by the highly acclaimed V.Smile range, the ELP business continued to gain shelf space among major retailers. Revenue from

North America rose by 101.0% to US$217.7 million while that from Europe increased by 34.3% to US$214.8 million. VTech has thus further strengthened its leadership position in its principal European markets, while gaining market share in the United States.

In the financial year 2006, the V.Smile range benefited from its first full year of sales and its second year in the market. Sales of the range accounted for a significant part of the total ELP revenue. The rising installed base of consoles and V.Smile Pocket handheld units generated higher software sales.

V.Smile has successfully established itself as a product category in its own right – the educational video game system – and the Group is committed to ensuring the longevity of the category through its further evolution and expansion. In May 2005, the handheld unit, V.Smile Pocket was introduced. During the financial year 2006, significant developments were undertaken in accessories, software and platforms to help drive sales in the financial year 2007.

In accessories, V.Smile Jammin' Gym Class offers a touch sensitive number-coded mat that connects to the system to teach children physical exercise, music, dance and maths in an entertaining way. V.Smile Art Studio is another plug in accessory that develops children's artistic skills through an electronic drawing and colouring board.

In software, the V.Smile library will see 10 new Smartridges added to its line-up by the end of the calendar year 2006, such as Noddy, Backyardigans, Bert & Ernie, Lil Bratz, Cars, Spider-Man and Friends II, Batman, Shrek III and Superman. The software library will grow to 33 titles in all and we are negotiating further titles for the future. For the growing Spanish speaking population in the United States, VTech has introduced 12 Spanish Smartridges that include favourite characters such as Nemo, Scooby-Doo and Batman.

ELP Revenue in Last 5 Years


US$ million
500
400
300
200
100
0
193.7
161.9
130.7
281.1
451.7
02
03
04
05
06


V.Smile
3-7 yrs.
V.Flash
6+ yrs.
V.Smile Baby
9-36 months
V.Smile Pocket
5-9 yrs.

With both V.Smile Baby and V.Flash, the V.Smile range thus now encompasses ages from 9 months to pre-teens.

1 & 2 A new line of interactive animal character play sets for toddlers, SmartVille, was unveiled during the toy fairs in early 2006.

3 The counter for the V.Smile range at international toy fair

4, 5 & 6 We designed printed advertisements in France, Spain and the United States respectively.


SmartVille

1



2



3

Alongside V.Smile, the traditional ELPs, ranging from infant toys to electronic learning aids for older children, continue to sell well.



V.Smile Baby

VTech also announced the launch of two important new platforms, the V.Smile Baby® Infant Development System™ and the V.Flash™ Home Edutainment System during the London and Nuremburg international toy fairs in January and February 2006. V.Smile Baby combines a colourful activity panel with a receiver that hooks into the TV, giving parents an innovative way to help children between the ages of 9 and 36 months to learn shapes, colours and baby sign language. The activity panel can also be detached to provide stand-alone fun for the very young.

V.Flash, meanwhile, is for children aged 6 to 10 years old. This is a video game console that connects directly to the TV to deliver educational video gaming, MP3-quality sound, videos, 3D graphics and real life images. It uses "V.Disc", an exclusive CD-ROM based software, to take children through exciting environments and realistic video that makes learning an adventure. The V.Disc is protected by durable plastic jacket, which is a proprietary VTech design. Through the addition of V.Smile Baby and V.Flash, the V.Smile range thus now encompasses ages from 9 months to pre-teens.

Alongside V.Smile, the traditional ELPs, ranging from infant toys to electronic learning aids for older children, continue to sell well. The Group continues to invest in new product development in traditional range. During the toy fairs in


Dors, Bébé dors...
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4


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VTech Escuela de Genios

5


Turn Game Time Into
Brain Time!
V.SMILE

6

early 2006, over 30 new products in the traditional range were unveiled, including a new line of interactive animal character play sets for toddlers, SmartVille.

The Group's success in developing innovative products and serving its customers led to a number of awards during the financial year, including the "Toy Supplier of the Year 2005" award from the Toy Retailers Association in the United Kingdom. Our newly launched TV Learning Station was also the winner of the Educational Innovation category in the InnovationAward 2006 at the Nuremburg International Toy Fair.

In addition to investing in the development of new products, the Group has devoted ever more attention to supporting its products and the VTech brand through effective marketing and promotion. The financial year 2006 saw an increasing array of well targeted TV, print, advertising and public relations campaigns that were successful in generating higher sales. Enhanced design in point of sales displays also brought incremental sales and increased our brand awareness among consumers.

At the same time as expanding sales, the business worked hard during the financial year to control costs. Rising labour costs, the appreciation of the Renminbi and high raw material prices were factors affecting costs during the financial year, but we worked hard to offset these through a continuous improvement in operating efficiency.



Contract Manufacturing Services


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The CMS business again delivered good results in the financial year 2006, with a second record year of revenue. The solid performance reflects the positive state of the overall EMS market and increasing orders from existing customers.

CMS Revenue by Region



	%	**2006** *US$ million*
Europe	47.1	**74.5**
North America	29.5	**46.6**
Asia Pacific	23.4	**37.0**
Others	–	**0.1**
Total	100.0	**158.2**

The CMS business again delivered good results in the financial year 2006, with a second record year of revenue. Revenue rose by 23.2% over the financial year 2005 to US$158.2 million, representing 13.1% of Group revenue, up from 12.6% in the previous financial year.

The solid performance in part reflects the positive state of the overall electronic manufacturing services (EMS) market which expanded by approximately 10% in the calendar year 2005. The rise in revenue was, however, also driven by increased orders from existing customers in all segments, as well as new accounts, including those for LED lighting systems and handheld wireless audio-visual devices for on site sports events.

The switching mode power supply and professional audio equipment segments continued to account for the majority



The strong capability of the CMS business is supported by the certifications we received.

CMS Revenue in Last 5 Years


US$ million
200
150
100
50
0
92.8
94.7
97.3
128.4
158.2
02
03
04
05
06

of CMS sales, at 58.8% of total CMS revenue. Europe remained the leading source of revenue, accounting for 47.1% of the total, followed by the United States at 29.5% and Asia Pacific at 23.4%.

The strong order flow was supported by continuous improvements in product quality and customer service. VTech's CMS facilities have ISO14001 certification and have achieved full compliance with RoHS, the European environmental directive, for all affected products. Quality levels, as measured by percentage failures per million units of output (ppm) further improved to well below 1,000 ppm, which meets or exceeds customers' requirements. The R&D service continued to drive business, increasing its direct contribution to the total CMS revenue and generating incremental orders.

The business was also successful in maintaining margins through good overheads control and efficiency enhancements. Rising labour costs, the appreciation of the Renminbi, and higher raw material costs were all factors leading to higher operating expenses, while demands for price reduction from customers also added to pressure on margins. To counteract this pressure, the business put a lot of effort into improving process efficiency to keep the increase in factory overheads below that of business revenue.

While the cost structure of the business has been well managed, VTech targets to strengthen its competitiveness in the EMS market by tightening customer relationships through a new organisational structure that allows management to pay more attention to individual customers. In this way, flexibility and effectiveness of our service will be enhanced despite the continued expansion of the business.

CMS Revenue by Product Line



	%	**2006** *US$ million*
Professional Audio Equipment	29.9	**47.3**
Power Supplies	28.9	**45.8**
Others	17.3	**27.4**
Home Appliances	16.1	**25.4**
Wireless Products	7.8	**12.3**
Total	100.0	**158.2**



Corporate Affairs

VTech and Our Shareholders

VTech is committed to enhancing shareholders' value by:

- Strengthening the competitive position of the Group's businesses
- Continuous efforts to achieve sustainable growth in shareholders' returns and in the Group's return on investment
- Ensuring timely, true, comprehensive and non-selective disclosure of the Group's financial information and operating performance

Returns – Dividends

The dividend payout ratio of the Group links to its operating earnings performance, financial position and future investment opportunities. In the financial year 2006, the dividend payout ratio was 59.3% of the Group's net profit, against 53.3% in the previous financial year.

Returns – Share Performance

During the financial year 2006, VTech shares have traded more actively. The highest trading price for the year hit HK$36.8 on 31st March 2006 while the lowest trading price was HK$10.65, recorded on six trading days in April and May 2005.

Communications

Two-way communications are crucial to the success of every company. VTech adopts a proactive investor relations and communications programme to keep investors and shareholders up to date on the Group's latest developments. At the same time, shareholders and investors are invited to give their suggestions to the Group. This two-way communication fosters mutual understanding and improves the relationship between the Group and the investment community.

Investor Briefings

During the financial year 2006, VTech held over 50 one-on-one meetings with investors, organised either by the Group itself or by renowned brokerage houses in Hong Kong, to keep them abreast of the latest company developments. In addition, the Group organised site visits for shareholders and potential institutional investors to its advanced manufacturing facilities in mainland China, giving them a better understanding of the Group's manufacturing capability.

Results Announcement Webcast

VTech webcasts its key financial announcements, allowing investors not able to be present to watch the event, accompanied by the detailed slide presentations and other important financial information.

Quarterly Newsletter

The Group's quarterly newsletter continues to keep investors informed of the latest developments at VTech. Starting from the calendar year 2006, the html version of the newsletter has been introduced to replace the pdf version. With a more dynamic and interactive design, shareholders and investors will find it easier to locate the information they want.

Investor Relations Website

For both institutional and retail investors, the corporate website www.vtech.com provides up-to-date information on the Group's financial data, stock information and business developments. All key information such as the financial calendar, press releases, stock exchange announcements, slide presentations, annual and interim reports can be downloaded from the investor relations section. Shareholders and investors can also send queries to the Group directly using our online form.

VTech and Our Employees

The average number of employees for the financial year 2006 was 24,500, an increase of 4.7% from 23,400 in the previous financial year. Employee costs for the year ended 31st March 2006 were approximately US$115 million, as compared to US$107 million in the financial year 2005. The increase in the yearly average number of employees was mainly in response to the sales increase at the ELP and CMS businesses.

The Group has established an incentive bonus scheme and a share option scheme for its employees, in which the benefits are determined based on the performances of the Group and of individual employees.

VTech benefits from the loyalty and enthusiasm of its employees and takes care to maintain a motivated workforce.

Open Communications

Open communications are critical to successful employee relations and VTech has sought to use the latest technology to expand the scope of its dialogue with employees at all levels.

VTech's intranet enables efficient communication between the worldwide


vtech
Newsletter – Volume 13 (March 2006)
Corporate
Telecommunication Products
Electronic Learning Products
Consumer Testimonials
Welcome to the first edition of the VTech newsletter for 2006, which has been revamped to symbolize the Company's fresh energy for the Year of the Dog. In this issue you will find information about VTech initiatives for 2006. We will also recap our successes from the past year, which leave us well-placed for even greater achievements in the future.
Happy reading!
Contact Us
VTech's Website


vtech
Standard Chartered HK Marathon 2006
渣打馬拉松 2006

offices, offering information on Group developments, guidelines and policies. Through the intranet, the global on-line quarterly newsletter keeps staff informed of key developments within the Group.

Webcasting of messages from the Chairman provides another platform for employees worldwide to gain a better understanding of the Group's strategy and business direction, and at the same time raise their questions and suggestions to the senior management. This two-way, interactive communications platform has enhanced staff morale and aligned employees in different countries and different businesses with the Group's overall business objectives better.

Building Human Capital

Training is provided to build the skills and competencies required of our colleagues in different countries and businesses, as well as the knowledge required to meet specific operational or market needs. Staff members can attend internal training courses and apply for external training sponsorships to equip them for further career development.

Fun at Work

Each year, VTech organises fun social events for employees, which help to build team spirit, promote a balanced life and enhance motivation. During the financial year 2006, VTech was once again a proud participant in the Standard Chartered HK Marathon 2006, which was held in February. It marked the 10th anniversary for the Marathon as well as the Group's fifth year of participation. More than 70 VTech staff members joined in, with entrants in all categories - 10 km, half-marathon and marathon. Their enthusiastic team spirit helped VTech gain recognition to be one of the "Most Supportive Group Award" winners.

Employment Policy

VTech's policy is to employ, retain, promote, terminate and treat all employees on the basis of merit, qualifications and competence. The Group creates a favorable work environment in which all employees can enjoy equal opportunities at work and avoid discrimination on the grounds of age, sex, status, disability or any other non-job related factor.

VTech and the Community

VTech is a pioneer in the TEL and ELP industries. With a corporate culture rooted in "Innovation and Technology", the Group focuses its philanthropic efforts on initiatives supporting education, innovation and technology, Hong Kong's industrial development and other community engagement programme.

Education

Across America Sweepstakes

In June 2005, VTech launched the "V.Smile Across America Sweepstakes" in the United States, an online quiz about American national landmarks that entitled Club V.Smile and VTech members to have chance to win a US$10,000 cash scholarship for a child's education.

Helping Children

During the financial year, we also partnered with a charitable organisation in France called "Un regard, un enfant" (one look, one child) to organise a special charitable programme in the run up to Christmas. For every consumer who bought three VTech ELPs, we donated 10 Euros to the organisation to support children's education in developed and underdeveloped countries.

Innovation and Technology

Being a pioneer in innovation and technology, VTech regularly sponsors events promoting this area, which in the financial year 2006 included the Innovation Festival 05, organised by the Innovation and Technology Commission of HKSAR Government, and Business of Design Week 2005, organised by the Hong Kong Design Centre.

Hong Kong's Industrial Development

As a consumer electronics company originating in Hong Kong, we believe we have a duty to share our experience and success with the industry and thus we gave our support to the "Hong Kong Awards for Industry", an annual event to recognise the outstanding achievements of Hong Kong enterprises in their move towards higher technology and higher value-added activities.

Supporting Community Engagement Programme

VTech also encouraged community engagement programmes by making donations to The Asia Foundation's "Hong Kong Donor and Corporate Engagement Programme", which aims to build a more cohesive and caring Hong Kong community.


10 € + 10 €
remboursés sur vos achats
pour les enfants défavorisés
Opération Noël Partage
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3


HSBC

4

1 The new html version of VTech's newsletter.

2 VTech gained recognition to be one of the "Most Supportive Group Award" winners in Standard Chartered HK Marathon 2006.

3 Printed advertisement for the charitable programme in France.

4 VTech donated 12,680 Euros to the charitable organisation in France.

Year in Review



APRIL
2005
JULY
JUNE
SEPTEMBER
AUGUST

APRIL 2005

Contract Manufacturing Services

- VTech Communications Limited was presented "2004 Valued Supplier Award" by a customer in the field of medical equipment.

JUNE 2005

Electronic Learning Products

- V.Smile Pocket was officially launched to the market in the United States. The launch campaign received overwhelming response from parents and children.

JULY 2005

Electronic Learning Products

- Five toys, including V.Smile, received silver awards at the Good Toy Awards in the United Kingdom.

AUGUST 2005

Electronic Learning Products

- V.Smile Pocket was presented the "Top 10 Toy 2005 Award" by the German Association of Toy Retailers.

Contract Manufacturing Services

- VTech Communications Limited was presented the "2004 Service Award" by a customer in the field of professional audio equipment in appreciation of VTech's outstanding service and support throughout the year.

SEPTEMBER 2005

Electronic Learning Products

- V.Smile Pocket and six other VTech products received three stars – the highest rating – from the Canadian Toy Testing Council (CTTC) for excellence in all areas of play value, function, design and durability.

NOVEMBER 2005

Electronic Learning Products

- V.Smile TV Learning System was named the "Best Educational Toy" at the Toy Star Award 2005, organised by the China Toy Association (CTA).


荣誉证书

Telecommunication Products

- The i5871 5.8GHz cordless phone won the "Gold Award" in the Electronic and Electrical Appliance category at the Hong Kong Designers Association (HKDA) Awards 05.


DECEMBER
FEBRUARY
MARCH
JANUARY
2006
NOVEMBER
vtech

DECEMBER 2005

Telecommunication Products

- The mi6861 and i5871 5.8GHz cordless phones were named among the "Top 100 Products of 2005" by *PC News Weekly* magazine in the United States.

JANUARY 2006

Corporate

- The Group inaugurated its third manufacturing facility in Qingyuan city, Guandong province, allowing the Group to gradually bring plastics production for telecommunication products in house.

Electronic Learning Products

- VTech Electronics Europe plc was presented the "Toy Supplier of the Year" award by the Toy Retailers Association in the United Kingdom.


TOY SUPPLIER OF THE YEAR
WINNER 2005

FEBRUARY 2006

Electronic Learning Products

- TV Learning Station was named the "Best Toy of the Educational Innovation Category" at the InnovationAward 2006, held during the Nuremberg International Toy Fair in Germany.

- VTech Electronics Limited was presented the "Vendor of the Year" award by Toys "R" Us – Hong Kong and Singapore for its exceptional performance, professionalism and contributions during the year.



MARCH 2006

Electronic Learning Products

- VTech Electronics Canada Limited was presented the "Vendor of the Year" award by Toys "R" Us – Canada in recognition of its excellent customer service throughout the year.

Corporate Governance Report

VTech Holdings Limited is incorporated in Bermuda. The Company has its primary share listing on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and London Stock Exchange plc. The primary corporate governance rules applicable to the Company is the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the "Listing Rules"). Throughout the year ended 31st March 2006, the Company has complied with all the code provisions of the Code and to a large extent, the recommended best practices in the Code except for the deviation from code provision A.2.1 of the Code as described below:

Under code provision A.2.1 of the Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. Mr. Allan WONG Chi Yun has the combined role of Chairman and Group Chief Executive Officer. The Board of Directors (the "Board") considers that this structure will not impair the balance of power and authority between the Board and the management of the Group as the non-executive directors form the majority of the Board of which four out of six are independent. The Board believes the appointment of Mr. Allan WONG to the posts of Chairman and Group Chief Executive Officer is beneficial to the Group as he has considerable industry experience.

The Company is not subject to the Combined Code on Corporate Governance under the Listing Rules of the Financial Services Authority in the United Kingdom (the "UK Listing Rules") that applies to United Kingdom incorporated companies.

Model Code for Securities Transactions

The Company has adopted the Model Codes as set out in Appendix 10 of the Listing Rules and Appendix to Chapter 16 of the UK Listing Rules regarding securities transactions by directors and senior management in relation to the accounting period covered by the Annual Report. All Directors confirmed, following specific enquiry by the Company, that they have fully complied with the required standard of dealings set out therein throughout the year ended 31st March 2006.

The Board

The Board comprises two executive directors and four independent non-executive directors. The names and brief biographies are set out on page 24 of this report. The non-executive directors are high calibre executives with diversified industry expertise and bring a wide range of skills and experience to the Group. They bring independent judgement on issues of strategy, performance, risk and people through their contribution at Board meetings. The Board considers that four non-executive directors, more than one third of the Board, are independent in character and judgement and they also meet the independence criteria set out in Rule 3.13 of the Listing Rules. All non-executive directors are appointed for a specific term of three years and all directors are required to submit themselves for re-election at least once every three years under the Company's Bye-laws.

The Board has received from each independent non-executive director a written annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules.

The Board's focus is on the formulation of business strategy and policy, and control. Matters reserved for the Board are those affecting the Company's overall strategic policies, finances and shareholders. These include: financial statements, dividend policy, the annual operating budgets and major corporate activities.

Four Board meetings at approximately quarterly interval are scheduled for 2006/07 with other meetings are held as required. All Directors have access to the advice and services of the Company Secretary and independent professional advice may be taken by the Directors as required.

The attendance of individual members of the Board and other Board Committees during the financial year is set out below:

	Meetings attended/Eligible to attend		
	Board	Audit Committee	Remuneration Committee
Executive Directors			
Allan WONG Chi Yun	4/4	–	–
Albert LEE Wai Kuen	4/4	–	–
Independent Non-Executive Directors			
Raymond CH'IEN Kuo Fung	2/4	2/2	1/1
William FUNG Kwok Lun	3/4	2/2	1/1
Michael TIEN Puk Sun	4/4	2/2	1/1
Patrick WANG Shui Chung	4/4	–	–

Board Committees

The Board has established four committees with specific responsibilities as described below. The terms of reference of the Remuneration Committee, Nomination Committee and Audit Committee are posted on the Company's website.

Remuneration Committee

The Remuneration Committee is chaired by Mr. Michael TIEN Puk Sun with Mr. Raymond CH'IEN Kuo Fung and Mr. William FUNG Kwok Lun as members, all are independent non-executive directors. It is responsible for reviewing and recommending all elements of the executive directors and senior management remuneration. The fees of the non-executive directors are determined by the Board.

The Remuneration Committee was established on 22nd June 2005 and met once during the year to review and adopt the terms of reference. It also reviewed the level of remuneration paid to executive directors. Up to the date of the Annual Report, the Remuneration Committee reviewed the Group's remuneration policy and reviewed the remuneration package of the executive directors and senior management for the year ended 31st March 2006.

Nomination Committee

The Nomination Committee, chaired by Mr. William FUNG Kwok Lun with Mr. Patrick WANG Shui Chung and Mr. Allan WONG Chi Yun as members (a majority of the members are independent non-executive directors), was established on 21st June 2006. It is responsible for reviewing the Board composition and identifying and nominating candidates for appointment to the Board such that it has the required blend of skills, knowledge and experience.

Audit Committee

The Audit Committee is chaired by Mr. Raymond CH'IEN Kuo Fung with Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun as members, all are independent non-executive directors. It has been established to assist the Board in fulfilling its oversight responsibilities for financial reporting, risk management and evaluation of internal controls and auditing processes. It also ensures that the Group complies with all applicable laws and regulations.

Mr. Raymond CH'IEN Kuo Fung has the appropriate financial management expertise as required under the Listing Rules. The Audit Committee held two meetings during the year. It reviewed work done by internal and external auditors, the relevant fees and terms, reports from external auditors in relation to the interim and annual financial statements, and receives regular reports from the internal audit functions in accordance with the Committee's terms of reference. The meetings were attended by the Chairman, Chief Compliance Officer, Chief Financial Officer and external auditors.

Auditors' Remuneration

An analysis of remuneration in respect of audit and non-audit services provided by KPMG, the auditors, is shown in note 2 to the financial statements.

Risk Management Committee

The Risk Management Committee, comprising the executive directors, held two meetings during the year to review the Group's risk management and internal control systems.

Responsibilities in Respect of Financial Statements

The Board is responsible for presenting a balanced, clear and understandable assessment of annual and interim reports, price-sensitive announcements and other disclosures required under the Listing Rules and other regulatory requirements.

The Directors acknowledge their responsibility to prepare the financial statements as set out on pages 33 to 34. The statement of the external auditors about their reporting responsibilities on the financial statements is set out on page 32.

Internal Controls

The Directors have the overall responsibility for internal control, including risk management, and sets appropriate policies having regard to the objectives of the Group. The Directors, through the Audit Committee, have continued to review the effectiveness of the Group's system of financial and non-financial controls. The system of internal control is designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Controls are monitored by management review and by a programme of internal audits.

The Audit Committee reviews the effectiveness of the internal control environment of the Group. It receives reports from the internal and external auditors, which include recommendation for improvement. The Internal Audit's work plan based on risk assessment is discussed and agreed every year with the Audit Committee.

The Group has put in place an organisational structure with formal defined lines of responsibility and delegation of authority. There are also established procedures for planning, capital expenditure, treasury transactions, information and reporting systems, and for monitoring the Group's businesses and performance.

Code of Conduct

Employees are required to strictly follow the Code of Conduct to ensure the Group operates to the highest standards of business conduct and ethics in our dealings with customers, business partners, shareholders, employees and the business communities. Every employee is provided a copy of the Code of Conduct and they are required to confirm compliance with the Code in writing each year.

Directors and Senior Management

Profile of Directors

Allan WONG Chi Yun

JP, aged 55, Chairman and Group Chief Executive Officer, co-founded the Group in 1976. Dr. WONG holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong, a Master of Science degree in Electrical and Computer Engineering from the University of Wisconsin and an honourary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. WONG is the Chairman of the Hong Kong Applied Science and Technology Research Institute and an ex-officio member of the Steering Committee on Innovation and Technology. He is also a council member of the University of Hong Kong, an independent non-executive director of the Bank of East Asia Limited, China-Hongkong Photo Products Holdings Limited and Li & Fung Limited.

Albert LEE Wai Kuen

Aged 55, Deputy Chairman, joined the Group in 1984 and became a director in the same year. Before joining the Group, he ran his own electronics manufacturing service company for two years and was a manager of a computer chess game manufacturing company for three years. Mr. LEE holds a Bachelor of Science degree in Electrical Engineering from the University of Calgary, Canada.

Raymond CH'IEN Kuo Fung

GBS, CBE, JP, aged 54, is Independent Non-executive Director since November 2001. Dr. CH'IEN is Chairman of CDC Corporation as well as Chairman of its subsidiary, China.com Inc. He is also Chairman of MTR Corporation Limited. Dr. CH'IEN serves on the boards of HSBC Holdings plc, the Hongkong and Shanghai Banking Corporation Ltd, Inchcape plc, Convenience Retail Asia Limited and The Wharf (Holdings) Limited. In public service, Dr. CH'IEN is Chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption and Chairman of the Hong Kong/European Union Business Cooperation Committee and is a Hong Kong member of the APEC Business Advisory Council. He received a doctoral degree in Economics from the University of Pennsylvania, USA in 1978. He was appointed a Justice of the Peace in 1993 and a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star Medal in 1999.

William FUNG Kwok Lun

OBE, JP, aged 57, is Independent Non-executive Director since November 2001. Dr. FUNG is the Group Managing Director of Li & Fung Limited and has held key positions in major trade associations. He is the past Chairman of the Hong Kong General Chamber of Commerce, the Hong Kong Exporters' Association and the Hong Kong Committee for the Pacific Economic Cooperation Council. Currently he is a member of The Trade Development Council and the Hong Kong Logistics Development Council. Dr. FUNG holds a Bachelor of Science degree in Engineering from Princeton University, and an MBA degree from the Harvard Graduate School of Business. He has been awarded an Honourary Doctorate degree of Business Administration by Hong Kong University of Science and Technology. Dr. FUNG is also a non-executive director of Convenience Retail Asia Limited, Integrated Distribution Services Group Limited, HSBC Holdings plc. and CLP Holdings Limited.

Michael TIEN Puk Sun

BBS, JP, aged 55, is Independent Non-executive Director since November 2001. Mr. TIEN is the Chairman and founder of the G2000 Group which starts its business back in 1979. Before starting up G2000, he worked with Macy's Department Store in New York, USA. Mr. TIEN is an active member in Hong Kong community affairs, holding posts like the Chairman of the Standing Committee on Language Education and Research; the Chairman of the Employee Retraining Board and a member of the Education Commission. Mr. TIEN was appointed as the Chairman of Kowloon-Canton Railway Corporation in December 2001.

Patrick WANG Shui Chung

JP, aged 55, is an Independent Non-executive Director since November 2001. Dr. WANG received an Honourary Doctorate of Engineering from Purdue University in Indiana, USA in May 2004. He earned both his Bachelor and Master of Science degrees in Electrical Engineering from Purdue University in 1972. Dr. WANG is a member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority. He is currently the Chairman and Chief Executive Officer of Johnson Electric Holdings Limited and also a non-executive director of The Hongkong and Shanghai Banking Corporation Limited and Tristate Holdings Limited.

Profile of Senior Management

Telecommunication Products

Kent WONG Wah Shun

Aged 43, Chief Operating Officer of Telecommunication Products Business, is responsible for overall business operations including manufacturing operations, product management and development. Mr. WONG joined VTech in 1989 and over the years has held management positions in a number of areas including business development, engineering, operations and quality assurance. Mr. WONG holds a Master degree in Engineering, a Master degree in Engineering Management and an MBA degree. Mr. WONG is a Chartered Engineer and Chartered Manager, holding a Membership of Institute of Electrical Engineer, and Fellowship of Chartered Management Institute, UK.

Nicholas P. DELANY
Aged 54, Senior Vice President, is responsible for the Telecommunication Products Business in US specifically sales, customer support, business intelligence processes, supply chain, logistics and IT. Prior to joining VTech in 2000, Mr. DELANY had over 20 years sales and management experience in the industrial, retail, construction and mining industries in Asia, Europe and South Africa. He also has 9 years of experience in developing supply chain systems with leading corporations in North America including The Stanley Works, Inc. Mr. DELANY holds a Bachelor degree in Marketing and Financial Management from the University of South Africa & Damlein College.

Gary TAM Wai Keung
Aged 42, Vice President and General Manager of International Sales and Market Development, is responsible for the development of the Telecommunication Products Business sales and marketing activities in Europe, South America and other international markets outside of North America. He is also responsible for ODM (Original Design Manufacturing) business activities worldwide. Mr. TAM joined VTech in 1986 and he held management positions in a number of areas including operations, and sales and marketing. He holds a Bachelor degree in Electronics from Chinese University of Hong Kong and an MBA degree from Strathclyde Business School, UK.

Gordon CHOW
Aged 50, President of VTech Telecommunications Canada Limited, is responsible for the Telecommunication Products Business in Canada. He established the Canadian operations in 1986. Mr. CHOW holds a Bachelor of Commerce degree from the University of British Columbia and is a member of the Institute of Chartered Accountants of British Columbia. He is a member of the Board of Governors of Crofton House School in Vancouver. Mr. CHOW has served as a member of the President's Advancement Council of British Columbia Institute of Technology and a director of the BCIT Foundation. He was also a member of the Royal Roads University – MBA Advisory Board and a director of the Canadian Toy Association.

Gary ROGALSKI
Aged 43, Vice President of Engineering, is responsible for the Telecommunication Products Business research and development activities in Vancouver, Canada. He leads a team based in Vancouver that develops VoIP, video telephony products and accessories with WIFI and Bluetooth technologies. Mr. ROGALSKI joined VTech in 1988 and has 20 years of engineering research and development experience in the telecommunications industry. He holds a Diploma in Telecommunications from British Columbia Institute of Technology.

Stanley M. HARTSTEIN
Aged 49, Vice President of Business Development, is responsible for the development of new business activities including the establishment of strategic relationships with leading VoIP service providers and identification of innovative VoIP hardware solutions. He further coordinates the Telecommunication Products Business day to day relationship with AT&T Corp. and manages VTech's US legal activity. Mr. HARTSTEIN has over 24 years experience in the consumer electronics industry. Prior to joining VTech in 2000, he held a number of management positions at Sony Corp., AT&T Corp. and Lucent Technologies Inc. Mr. HARTSTEIN holds a Bachelor degree in Accounting from the State University of New York.

Paulina AU King Lun
Aged 36, Divisional Chief Financial Officer, is responsible for financial and accounting control of the Telecommunication Products Business. Ms. AU has over 12 years of experience in professional accounting and finance and prior to joining VTech in 2000, she worked with PricewaterhouseCoopers as an audit manager. Ms. AU holds a Bachelor degree in Accountancy from City University of Hong Kong and a Master degree in Applied Finance from Macquarie University, Australia. She is a Fellow Member of Association of Chartered Certified Accountants and an Associate Member of Hong Kong Institute of Certified Public Accountants.

Electronic Learning Products

William TO
Aged 50, President of VTech Electronics North America, L.L.C., joined the Group in 1983. Mr. TO is responsible for the Group's Electronic Learning Products Business in the United States of America and Canada. He holds a Master degree in Business Administration from the University of Chicago.

Andrew DICKSON
Aged 45, Chief Executive Officer of United Kingdom operation of Electronic Learning Products Business, joined the Group in November 2001. Mr. DICKSON is responsible for the Group's electronic learning products business in the United Kingdom. With over 16 years of experience in sales and marketing of consumer durable products and operational management experience in marketing, finance and logistical functions, he had been the United Kingdom Managing Director of IDTUK (Oregon Scientific UK Limited) previous to that was Sales Director with Texas Instruments Incorporated. Mr. DICKSON graduated from Royal College of Music and attended Insead International School of Management.

Gilles SAUTIER
Aged 50, Chief Executive Officer of continental Europe of Electronic Learning Products Business, joined the Group in November 2000 and is responsible for the Group's electronic learning products business in France, Belgium, Holland, Luxembourg, Spain and Germany. He is also responsible for the support centre in Holland which takes care of finance, logistic and IT systems for the European sales companies. With over 25 years of experience in marketing, sales and management in the toy industry, he held various positions in Kenner-Parker, Spear's Games, Ideal Toys and Majorette. He holds a Bachelor degree in Law from Paris University and an MBA degree from L'ESSEC, a French business school. Mr. SAUTIER is a member of the Board of the French Toy Federation.

Davis CHAN Hon Hung
Aged 42, Factory Manager – Toy Division of Electronic Learning Products Business. Mr. CHAN joined the Group in 1999. He holds a Master degree in Logistics and Operations Management from Macquarie University, Australia. Mr. CHAN has over 20 years of experience in toys industry. Prior to joining VTech, he held a senior position in an OEM toys company.

LEUNG Chun Kwan
Aged 40, Factory Manager – Plastic Division & Material Control Division of Electronic Learning Products Business. Mr. LEUNG joined the Group in 1998 and transferred to the division in December 2000. He had 8 years experience in telecommunication products manufacturing before joining the Group. Mr. LEUNG holds a Bachelor of Science degree in Electronics Engineering and a Master of Philosophy degree in Electronics Engineering from City University of Hong Kong. He is a member of the Institute of Electrical Engineers and a Chartered Engineer of the Engineering Council, UK.

Vincent YUEN Chi Ming
Aged 46, Senior Manager of Product Development Department (Engineering & Administration) of Electronic Learning Products Business. Mr. YUEN joined VTech in 1984. He holds a Bachelor of Science degree in Electronics from The Chinese University of Hong Kong.

AU Ip Sing
Aged 46, Senior Manager of Product Development Department (Engineering & Administration) of Electronic Learning Products Business. He has more than 10 years in Mechanical Engineering Design of switches, TV and toys products, and 15 years in toys product development management. Mr. AU holds a Diploma in Production and Industrial Engineering from Hong Kong Polytechnics.

Rowena SO Lin Ying
Aged 51, Divisional Financial Controller of Electronic Learning Products Business, is responsible for financial reporting and control of the business. Ms. SO joined VTech in 1986. She holds an MBA degree from the University of Lincolnshire and Humberside. She has over 19 years of managerial experience in finance and accounting in the company.

Contract Manufacturing Services

Andy LEUNG Hon Kwong
Aged 47, Chief Executive Officer of Contract Manufacturing Services Business since April 2002 after serving as General Manager for 9 years. He joined VTech in 1988. Mr. LEUNG has over 20 years of experience in the EMS industry. He holds a Bachelor of Science degree in Electrical Engineering from the University of Newcastle Upon Tyne in the United Kingdom and an MBA degree from Oklahoma City University in the United States.

Michael HO Ho Leung
Aged 42, General Manager of VTech (Qingyuan) Plastic & Electronics Co., Ltd. Dr. HO received his PhD degree in Mechanical Engineering from University of Manchester Institute of Science and Technology ("UMIST"), UK. From UMIST he also received his BEng degree in Mechanical Engineering with first class honors. He has been working in product development area for 20 years and his service in VTech can be traced back to 1985. He was the Mechanical Design Manager during 1992–93 for VTech's telecommunication products. Just before joining VTech again, he served 7 years in an Audio & AV ODM company as the Head of Engineering Division producing mainly for Aiwa, Sony, JVC, SanDisk and other major US and European importers.

Alex CHOI Lap Hung
Aged 43, General Manager of VTech Communications Limited, is responsible for the development of contract manufacturing services business worldwide and the operations of the factory including project management, manufacture, quality assurance, engineering and materials functions. Before joining the Group in November 2002, Mr. CHOI worked in another couples of EMS companies for 16 years in various perspective, including marketing, project management and quality assurance. He holds a Master of Engineering degree of Manufacturing Systems Engineering from Warwick University, United Kingdom.

Kent CHEUNG King Fai
Aged 44, General Manager of VTech Communications Limited. Mr. CHEUNG joined VTech in 1989. He holds a Master of Business degree from University of Newcastle, Australia. Mr. CHEUNG has more than 22 years of experience in the electronics industry. Prior to joining VTech, he held senior positions in various electronic companies.

POON Yuen Fung
Aged 36, Senior R&D Manager of VTech Communications Limited, is responsible for R&D and development engineering of Contract Manufacturing Services Business. Mr. POON holds a Bachelor degree of Engineering in Electronic Engineering from City Polytechnic of Hong Kong and a Master degree of Science in Electronic Engineering from City University of Hong Kong. He also holds an MBA degree from University of Durham, UK. Mr. POON has more than 12 years of experience in electronic engineering development and project management, mainly on the wireless and telecommunication products area. Before joining CMS in 2002, Mr. POON had worked for VTech Telecommunications Limited for cordless phone development for seven years from 1994 to 2001.

Rolf D. SEICHTER
Aged 63, President of VTech Telecom, L.L.C., is responsible for the overseas Contract Manufacturing Services business development and marketing. Mr. SEICHTER joined VTech in 1999, left in 2001 and re-joined in 2004. Prior to joining VTech, he held senior management positions with several large sized high-tech corporations in Europe and the United States. He is well familiar with high-tech applications such as telecommunications, industry, automation and consumer markets. He holds a Master of Science degree in RF Electronics from Gauss University, Berlin, Germany and an MBA degree from Suffolk University, Boston, USA.

Corporate Services

PANG King Fai
Aged 50, Group Chief Technology Officer, joined the Group in February 2004. Dr. PANG is responsible for establishing and maintaining a group-wide infrastructure in order to enhance VTech's capability for product development and introduction. He is also responsible for overseeing the Telecommunication Products Business research and development activities. Prior to joining VTech, he held various senior management positions at LSI Logic Corp. in the United States. He has also held senior engineering positions at Trident Microsystems, Inc. and Hewlett Packard Company. Dr. PANG holds BSc (Eng) from the University of Hong Kong, MPhil from London University, and PhD (EE) from Stanford University.

CHANG Yu Wai
Aged 46, Company Secretary and Group Chief Compliance Officer. Joined the Group in June 2000 after spending 8 years with one of the leading international accounting firms in Hong Kong. He has over 15 years of experience in professional accounting and auditing. He holds a Bachelor of Science degree in Mathematics and Management Sciences from the University of Manchester Institute of Science and Technology. Mr. CHANG is a member of the Institute of Chartered Accountants in England and Wales.

Shereen TONG Ka Hung
Aged 37, Group Chief Financial Officer, is responsible for the Group accounting and tax, treasury and financial as well as information technology and human resources management functions. Ms. TONG joined the Group in 1994 and has held management positions in a number of areas including internal audit and financial control of the Group. She holds an MBA degree from Manchester Business School, UK, a Master of Science degree in Information Systems from Hong Kong Polytechnic University and a Bachelor of Laws degree from Manchester Metropolitan University, UK. She is an Associate Member of Chartered Institute of Bankers, UK, Chartered Institute of Management Accountants, UK and a Fellow Member of Hong Kong Institute of Certified Public Accountants.

The directors have pleasure to present their report and the audited financial statements of the Group for the year ended 31st March 2006.

Principal Activity

The principal activity of the Group is the design, manufacture and distribution of consumer electronics products.

Group Results and Dividends

The results of the Group for the year ended 31st March 2006 are set out in the consolidated income statement on page 33.

An interim dividend of US6.0 cents (2005: US1.0 cent) per ordinary share was paid to shareholders on 4th January 2006. The directors have recommended the payment of a final dividend of US26.0 cents (2005: US12.0 cents) per ordinary share payable on 14th August 2006 to shareholders in respect of the year ended 31st March 2006 whose names appear on the register of members of the Company as at the close of business on 11th August 2006 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting.

The final dividend will be paid in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those registered in the United Kingdom will receive the equivalent amount in Sterling both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 2nd August 2006.

Commentary on Performance

A commentary on the performance of the Group is included in the review of operations set out on pages 10 to 17.

Group Financial Summary

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 54.

Tangible Assets

Details of the movements in tangible assets are shown in note 8 to the financial statements.

Share Capital, Share Options and Warrants

Details of the movements in share capital, share options and warrants of the Company during the year are set out in note 17 to the financial statements.

Reserves

Movements in the reserves of the Group and the Company during the year are set out in note 18 to the financial statements.

Donations

During the year, the Group made charitable and other donations in aggregate of US$87,000.

Directors

The Board of the Company during the year and up to 21st June 2006 comprised:

Allan WONG Chi Yun	(Chairman and Group Chief Executive Officer)
Albert LEE Wai Kuen	(Deputy Chairman)
Raymond CH'IEN Kuo Fung	(Independent Non-executive Director)
William FUNG Kwok Lun	(Independent Non-executive Director)
Michael TIEN Puk Sun	(Independent Non-executive Director)
Patrick WANG Shui Chung	(Independent Non-executive Director)

Mr. Allan WONG Chi Yun and Mr. Albert LEE Wai Kuen shall retire from the Board in accordance with Bye-law 112 of the Bye-laws of the Company, and being eligible, shall offer themselves for re-election as directors of the Company at the forthcoming annual general meeting.

Brief biographical details of directors and senior management are set out on pages 24 to 27.

Directors' Service Contracts

None of the directors has a service contract with any company in the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

The director's service contract entered into between the Company and Mr. Allan WONG Chi Yun in 1999 has no expiry date, but can be terminated by the giving of 2 months' prior notice, and is exempt from the shareholders' approval requirement under Rule 13.68 of the Listing Rules.

Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures

As at 31st March 2006, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company as recorded in the register maintained by the Company pursuant to Section 352 of the Securities and Futures Ordinance (the "SFO") and according to the record of notification made to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules were as follows:

(1) Interests in the Company

Name of director	Number of shares			Equity derivatives (share options)	Total	Approximate percentage of shareholding
	Personal interest	Family interest	Other interest			
Allan WONG Chi Yun	15,654,393	3,968,683	74,101,153 (Note 1)	2,000,000	95,724,229	40.1%
Albert LEE Wai Kuen	2,549,332	–	–	1,500,000	4,049,332	1.7%
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	1,041,630	–	–	–	1,041,630	0.4%
Michael TIEN Puk Sun	–	–	423,000 (Note 2)	–	423,000	0.2%
Patrick WANG Shui Chung	–	–	–	–	–	–

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust in which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, is the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares.

Note 2: The shares were registered in the name of Romsley International Limited which is a wholly-owned subsidiary of J.P. Morgan Trust Company (Bahamas) Limited as trustee of The Joy Plus Trust. The Joy Plus Trust is a discretionary trust in which Mr. Michael TIEN Puk Sun is the founder.

Note 3: All the interests stated above represent long positions.

(2) Share Options of the Company

Name of director	Date of grant	Exercise price	Exercisable period (Note 1)	Number of share options held as at 1st April 2005	Number of share options held as at 31st March 2006
Allan WONG Chi Yun	26th February 2002	HK$10.2	11th March 2005 to 10th March 2007	2,000,000	– (Note 2)
Allan WONG Chi Yun	12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	–	2,000,000 (Note 3)
Albert LEE Wai Kuen	26th February 2002	HK$10.2	5th March 2005 to 4th March 2007	1,750,000	– (Note 4)
Albert LEE Wai Kuen	19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	1,500,000

Note 1: As one of the conditions of grant, the grantee concerned agreed with the Company that the options granted shall not be exercisable within the period of 36 months from the date on which such options were accepted and shall not be exercisable after 60 months from the date on which such options were accepted.

Note 2: 2,000,000 share options were exercised, the weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$13.18 per share and HK$13.45 per share respectively.

Note 3: The closing price of the shares immediately before the date on which the options were granted was HK$19.50 per share.

Note 4: 1,750,000 share options were exercised, the weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$13.67 per share and HK$13.58 per share respectively.

Save as disclosed above, as at 31st March 2006, none of the directors and chief executive of the Company has any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were required to be recorded in the register kept by the Company pursuant to Part XV of the SFO or pursuant to the Model Codes for Securities Transactions by Directors of Listed Issuers contained in the Listing Rules or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 16.13 to 16.17 of the UK Listing Rules.

Directors' Interests in Contracts

Save for the lease described under the paragraph headed "Continuing Connected Transaction", no contracts of significance in relation to the Group's business to which the Company or its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial Shareholdings

As at 31st March 2006, according to the register maintained by the Company under Section 336 of the SFO and the record of notification made to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules and in so far as is known to the Company, the parties, (other than the directors and chief executive of the Company), who held 3% or more equity interest in the issued share capital of the Company, together with the amount of each of such parties' interests were as follows:

Name of shareholder	Capacity	Number of shares held	Approximate percentage of shareholding
Trustcorp Limited	Interest of controlled corporation (Notes 1 & 3)	74,101,153	31.0%
Honorex Limited	Beneficial owner (Notes 1 & 3)	1,416,325	28.0%
	Interest of controlled corporation (Notes 1 & 3)	65,496,225	
Conquer Rex Limited	Beneficial owner (Notes 1 & 3)	65,496,225	27.4%
Value Partners Limited	Investment manager (Notes 2 & 3)	26,035,000	10.9%
CHEAH Cheng Hye	Interest of controlled corporation (Notes 2 & 3)	26,035,000	10.9%
Twin Success Pacific Limited	Beneficial owner (Notes 1 & 3)	7,188,603	3.0%

Note 1: The shares were held as to 1,416,325 directly by Honorex Limited ("Honorex"), as to 65,496,225 directly by Conquer Rex Limited ("Conquer Rex") and as to 7,188,603 directly by Twin Success Pacific Limited ("Twin Success"). Conquer Rex is a wholly-owned subsidiary of Honorex. Each of Conquer Rex, Honorex and Twin Success is a wholly-owned subsidiary of Trustcorp Limited as the trustee of The Wong Chung Man 1984 Trust, a discretionary trust of which Mr. Allan WONG Chi Yun ("Mr. WONG"), a director of the Company, is the founder. Trustcorp Limited was therefore deemed to have an aggregate indirect interest in 74,101,153 shares. Honorex was also deemed to have an indirect interest in the 65,496,225 shares. Mr. WONG's founder interests in the 74,101,153 shares of the Company has also been disclosed under the section headed "directors' interests and short positions in shares, underlying shares and debentures" above.

Note 2: Mr. CHEAH Cheng Hye is deemed to be interested in such shares through its 32.77% interest in Value Partners Limited.

Note 3: All the interests stated above represent long positions.

Save as disclosed above, the Company has not been notified by any person (other than the directors or chief executive of the Company) who had interests or short positions in shares, underlying shares and debentures of the Company as at 31st March 2006 which were required to be disclosed to the Company under Part XV of the SFO, or which were recorded in the register required to be kept by Company under Section 336 of the SFO or which were required to be notified to the UK Listing Authority pursuant to Paragraphs 9.11 to 9.14 of the UK Listing Rules.

Public Float

Based on the information publicly available, the Company has maintained at least 25% of the total issued share capital of the Company to be held by the public at all times during the year ended 31st March 2006 and up to the date of this report.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Securities Purchase Arrangements

At the annual general meeting held on 12th August 2005, shareholders renewed the approval of a general mandate authorising the directors to effect repurchases of the Company's own shares up to a limit of 10% of the shares in issue as at that date.

Purchase, Sale or Redemption of Listed Shares

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

Major Customers and Suppliers

For the year ended 31st March 2006, the aggregate amount of purchases attributable to the Group's five largest suppliers represented less than 30% of the Group's total value of purchases. The Group's largest customer represented less than 30% of the Group revenue and the Group's five largest customers in aggregate accounted for approximately 36.5% of the Group revenue during the year.

None of the directors, their associates or any shareholder (who, to the knowledge of the directors, owns more than 5% of the Company's share capital) had an interest in the customers and the suppliers noted above.

Pre-emptive Rights

There is no provision for pre-emptive rights under the Bye-laws of the Company and there are no statutory restrictions against such rights under the laws of Bermuda in which the Company is incorporated.

Share Option Scheme

The Company operates share option scheme for the purposes of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Eligible participants of these share option schemes include executive directors and employees of the Company and its subsidiaries.

On 10th August 2001, the Company adopted a share option scheme (the "2001 Scheme") under which the directors may, at their discretion, at any time during the 10 years from the date of adoption of the 2001 Scheme, invite employees of the Company and any subsidiaries of the Group, including executive directors (but excluding non-executive directors) to take up shares of the Company in accordance with the terms of the 2001 Scheme.

Details of the 2001 Scheme are set out in note 17 to the financial statements.

Continuing Connected Transaction

As announced on 6th April 2005, the Company has entered into a transaction which constituted a continuing connected transaction of the Company under Rule 14A.34 of the Listing Rules and Chapter 11 of the UK Listing Rules as set out below:

On 6th April 2005, the Company as tenant renewed a lease (the "Lease") with Aldenham Company Limited ("Aldenham") as landlord for the lease of the premises situated at Bowen Road, Hong Kong for 2 years commencing 1st April 2005 and expiring on 31st March 2007 at a monthly rental of HK$250,000 for the purpose of providing housing to Mr. Allan WONG Chi Yun ("Mr. WONG"), a director, chief executive and a substantial shareholder of the Company. Aldenham is a wholly indirect subsidiary of a trust in which the family members of Mr. WONG are beneficiaries. Aldenham is therefore a connected person of the Company as ascribed by the Listing Rules and the Lease constituted a continuing connected transaction under the Listing Rules.

The independent non-executive directors of the Company have reviewed the continuing connected transaction and confirmed that the transaction has been (i) entered into in the ordinary and usual course of business of the Group; (ii) either on normal commercial terms or terms no less favourable to the Group than terms available to or from independent third parties; and (iii) in accordance with the lease agreement governing them on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The auditors of the Company have also confirmed that for the year ended 31st March 2006, the continuing connected transaction (i) has received the approval of the Board; and (ii) has been entered into in accordance with the relevant agreement governing the transaction, and (iii) has not exceeded the cap disclosed in the related announcement.

Annual General Meeting

The following special business will be proposed at the annual general meeting to be held on 11th August 2006:

1. the grant to the directors of the Company of a general mandate to repurchase shares representing up to 10% of the issued share capital of the Company as at the date of the annual general meeting;

2. the grant to the directors of the Company of a general mandate to allot, issue and otherwise deal with shares representing up to 10% of the issued share capital of the Company as at the date of the annual general meeting; and

3. the grant to the directors of a general authority to allot, issue and otherwise deal with shares of the aggregate amount of the shares repurchased under the repurchase mandate.

The Directors believe that an authority given to the Directors to allot and issue shares and to repurchase shares would give the Company additional flexibility that would be beneficial. As for the repurchase mandate, the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the shares can be repurchased on favourable terms.

Auditors

The financial statements have been audited by KPMG, who retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company. A resolution for the re-appointment of KPMG as auditors of the Company will be proposed at the forthcoming annual general meeting of the Company.

By Order of the Board

Allan WONG Chi Yun
Chairman

Hong Kong, 21st June 2006

Auditors

KPMG

To the Shareholders of VTech Holdings Limited
(Incorporated in Bermuda with limited liability)

We have audited the consolidated financial statements of VTech Holdings Limited ("the Company") and its subsidiaries ("the Group") set out on pages 33 to 53 which have been prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board.

Respective Responsibilities of Directors and Auditors

These consolidated financial statements are the responsibility of the Group's directors who are required to prepare financial statements which give a true and fair view.

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. This report is made solely to the shareholders, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with International Standards on Auditing as promulgated by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the directors, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the consolidated financial statements give a true and fair view of the financial position of the Company and of the Group as of 31st March 2006 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance and the Bermuda Companies Act 1981.

KPMG
Certified Public Accountants

Hong Kong, 21st June 2006

Consolidated Financial Statements

Consolidated Income Statement

For the year ended 31st March 2006

	Note	2006 US$ million	2005 US$ million
Revenue	1	1,204.6	1,022.0
Cost of sales		(757.9)	(693.2)
Gross profit		446.7	328.8
Selling and distribution costs		(209.2)	(182.6)
Administrative and other operating expenses		(61.0)	(51.7)
Research and development expenses		(40.3)	(38.5)
Net receipts from an indemnification claim		–	6.7
Operating profit	1&2	136.2	62.7
Net finance income	4	3.9	1.0
Share of results of associates		–	–
Profit before taxation		140.1	63.7
Taxation	5	(11.3)	(6.8)
Profit attributable to shareholders	18	128.8	56.9
Interim dividend	6	14.3	2.3
Final dividend	6	62.1	27.3
Earnings per share (US cents)	7		
– Basic		54.9	25.2
– Diluted		54.3	24.9

Consolidated Statement of Changes in Shareholders' Funds

For the year ended 31st March 2006

	Note	2006 US$ million	2005 US$ million
Shareholders' funds at 1st April		203.3	162.6
Exercise of share options	17&18	13.2	0.1
Exercise of warrants	17&18	3.3	–
Realisation of hedging reserve	18	(2.7)	3.1
Fair value gains / (losses) on hedging during the year	18	3.3	(3.1)
Capital reserve on employee share option scheme	18	1.6	–
Exchange translation differences	18	(2.3)	1.8
Net gains and (losses) not recognised in the income statement		16.4	1.9
Profit attributable to shareholders	18	128.8	56.9
Dividends approved and paid during the year	18	(42.3)	(18.1)
Shareholders' funds at 31st March		306.2	203.3

The notes on pages 34 to 53 form part of these financial statements.

Consolidated Balance Sheet

As at 31st March 2006

	Note	2006 US$ million	2005 US$ million
Non-current assets			
Tangible assets	8	64.6	52.6
Leasehold land payments	9	3.7	1.8
Deferred tax assets	10	5.1	2.6
Investments	11	0.2	0.2
		73.6	57.2
Current assets			
Stocks	12	133.8	124.2
Debtors and prepayments	13	183.6	175.7
Taxation recoverable		1.8	2.4
Cash and cash equivalents		242.4	123.9
		561.6	426.2
Current liabilities			
Creditors and accruals	14	(267.7)	(231.3)
Provisions	15	(49.3)	(41.2)
Borrowings		–	(0.1)
Taxation payable		(7.9)	(6.7)
		(324.9)	(279.3)
Net current assets		236.7	146.9
Total assets less current liabilities		310.3	204.1
Non-current liabilities			
Borrowings		–	(0.1)
Deferred tax liabilities	10	(4.1)	(0.7)
		(4.1)	(0.8)
Net assets		306.2	203.3
Capital and reserves			
Share capital	17	11.9	11.3
Reserves	18	294.3	192.0
Shareholders' funds		306.2	203.3

Approved and authorised for issue by the Board of Directors on 21st June 2006.

Allan WONG Chi Yun
Director

Albert LEE Wai Kuen
Director

Consolidated Cash Flow Statement

For the year ended 31st March 2006

	Note	2006 US$ million	2005 US$ million
Operating activities			
Operating profit		136.2	62.7
Depreciation charges	2	19.0	18.2
Amortisation of leasehold land payments	2	0.1	–
Loss on disposal of tangible assets	2	0.6	–
Gain on disposal of subsidiaries	2	–	(1.0)
Gain on disposal of assets held for sale	2	–	(0.8)
Increase in stocks		(9.6)	(28.1)
Increase in debtors and prepayments		(7.9)	(21.8)
Increase in creditors and accruals		36.4	31.0
Increase in provisions		8.1	0.5
Cash generated from operations		182.9	60.7
Interest received		3.9	1.3
Interest paid		–	(0.3)
Taxes paid		(10.6)	(12.1)
Net cash generated from operating activities		176.2	49.6
Investing activities			
Proceeds from disposal of tangible assets		0.2	0.3
Proceeds from disposal of assets held for sale		–	8.8
Proceeds from disposal of subsidiaries		–	1.0
Purchase of tangible assets	8	(31.5)	(21.5)
Purchase of leasehold land payments	9	(0.6)	–
Net cash used in investing activities		(31.9)	(11.4)
Financing activities			
Net repayment of borrowings		(0.2)	(2.4)
Proceeds from issued shares upon exercise of share options		13.2	–
Proceeds from issued shares upon exercise of warrants		3.3	–
Dividends paid	6	(42.3)	(18.1)
Net cash used in financing activities		(26.0)	(20.5)
Effect of exchange rate changes		0.2	1.0
Increase in cash and cash equivalents		118.5	18.7
Cash and cash equivalents at beginning of the year		123.9	105.2
Cash and cash equivalents at end of the year		242.4	123.9
Analysis of the balance of cash and cash equivalents			
Cash at bank and deposits		242.4	123.9

The notes on pages 34 to 53 form part of these financial statements.

Notes to the Financial Statements

Principal Accounting Policies

A Principal Activities and Organisation

The Group's principal activities and separable segments are set out in note 1 to the financial statements.

The Company was incorporated in Bermuda. In view of the international nature of the Group's operations, the financial statements are presented in United States dollars, rounded to the nearest million.

B Statement of Compliance

The accompanying financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board. IFRS includes International Accounting Standards ("IAS") and related Interpretations. These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and the Bermuda Companies Act 1981.

The accounting policies described in note (C) to (X) have been consistently applied by the Group except for the accounting policy changes for the adoption of International Financial Reporting Standard 2 – Share-based payment ("IFRS2"). In prior years, no amounts were recognised when employees (which term includes directors) were granted share options over shares in the company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable.

With effect from 1st January 2005, in order to comply with IFRS2, the Group recognises the fair value of such share options as an expense in the consolidated income statement. A corresponding increase is recognised in a capital reserve within equity. Employees are required to meet vesting conditions before they become entitled to the options and the Group recognises the fair value of the options granted over the vesting period. The Group has taken advantage of the transitional provisions of IFRS2 in respect of share options and has applied IFRS2 only to share options granted after 7th November 2002 that had not vested on or before 1st January 2005. The effect of the revised policy has decreased consolidated profits for the year ended 31st March 2006 by US$1.6 million with the corresponding amounts credited to the capital reserve. The adoption of IFRS2 has no significant impact on the Group's financial position as at 31st March 2005 and its results of operations for the year then ended.

C Basis of Preparation of the Financial Statements

These financial statements are prepared on the historical cost basis as modified by the revaluation of certain properties.

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in future financial periods are described in note 26.

D Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries together with the Group's share of the results and retained post acquisition reserves of its associates under the equity method of accounting drawn up for the year ended 31st March. All significant inter-company balances and transactions and any unrealised gains arising from inter-company transactions are eliminated on consolidation.

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases, and the share attributable to minority interests is deducted from or added to profit after taxation. Investments in subsidiaries are stated at cost less impairment losses (see note (K)) in the Company's balance sheet.

Associates are those entities, not being subsidiaries, in which the Group exercises significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates under the equity method, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of that associate. Investments in associates are stated at cost less impairment losses (see note (K)) in the Company's balance sheet.

E Revenue Recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue is stated net of sales taxes and discounts, after eliminating sales within the Group.

Revenue from the provision of services is recognised when the services are rendered.

Interest income is recognised on a time-apportioned basis that takes into account the effective yield on the asset. Dividend income is recognised when the Group's right to receive payment is established.

F Research and Development

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities.

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

Expenditure on development activities is capitalised only if the product or process is clearly defined, technically and commercially feasible, the attributable expenditure is separately identifiable and the Group has sufficient resources and the intention to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads which are directly attributable to development activities. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note (K)). Development expenditure that does not meet the above criteria is recognised as an expense in the period in which it is incurred.

Amortisation is calculated to write off capitalised development costs on a straight-line basis over their estimated useful lives, commencing from the date when the products are put into commercial production.

Principal Accounting Policies (continued)

G Foreign Currencies

Transactions denominated in foreign currencies are translated into United States dollars at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into United States dollars at the rates of exchange ruling at the balance sheet date. Income statements of foreign entities are translated into the Group's reporting currency at average exchange rates for the year and balance sheets are translated at the exchange rates ruling at the balance sheet date.

Net exchange differences arising from the translation of the financial statements of subsidiaries and associates expressed in foreign currencies are taken directly to exchange reserve. All other exchange differences are dealt with in the income statement.

H Intangible Assets

Intangible assets that are acquired by the Group are carried at cost less any accumulated amortisation and any impairment losses (see note (K)). Amortisation commences from the date when the developed product is available for use.

I Tangible Assets and Depreciation

Land and buildings are stated at cost or valuation performed by professional valuers every three years less amounts provided for depreciation except in the case of freehold land which is not depreciated. In the intervening years the directors review the carrying value and adjustment is made where there has been a material change. The valuations are on an open market value basis and are incorporated in the financial statements. Increases in valuation are credited to the revaluation reserve; decreases are first set off against increases on earlier valuations in respect of the same assets and thereafter are charged to the consolidated income statement. Upon the disposal of a revalued property, the relevant portion of the realised revaluation reserve in respect of previous revaluations is transferred from revaluation reserve to revenue reserve.

All other tangible assets are stated at cost less accumulated depreciation and impairment losses (see note (K)).

Gains or losses arising from the retirement or disposal of tangible assets are determined as the difference between the estimated net disposal proceeds and the carrying amount of the assets and are recognised in the income statement on the date of retirement or disposal.

Depreciation is calculated to write off the cost or revalued amount of assets on a straight-line basis over their estimated useful lives which are as follows:

Long-term leasehold buildings	Lease term
Freehold buildings, short-term leasehold buildings and leasehold improvements	10 to 30 years or lease term, if shorter
Machinery and equipment	3 to 5 years
Computers, motor vehicles, furniture and fixtures	3 to 7 years
Moulds	1 year

J Leases

Leases of property, plant and equipment in terms of which that the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease less accumulated depreciation and impairment losses (see note (K)). Finance charges are charged to the income statement in proportion of the capital balances outstanding.

Leases of assets under which all the benefits and risks of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Leasehold land payments are up-front payments to acquire long-term leasehold interests in land. These payments are stated at cost and are amortised on a straight-line basis over the respective period of the leases.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which the termination takes place.

K Impairment of Assets

The carrying amounts of the Group's assets including property, plant and equipment and other non-current assets, including goodwill and other intangible assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

Principal Accounting Policies (continued)

K Impairment of Assets (continued)

The recoverable amount is the greater of the asset's net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discounted rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

L Construction in Progress

Construction in progress represents buildings under construction and is stated at cost less impairment losses (see note (K)). Cost comprises the construction costs of buildings.

Construction in progress is transferred to leasehold buildings when the assets are completed and put into operational use and depreciation will be provided at the appropriate rates in accordance with the depreciation policies specified in note (I).

No depreciation is provided in respect of construction in progress.

M Other Investments

Other investments held by the Group are stated at fair value, with any resultant gain or loss being recognised in the income statement. On disposal of an investment, the difference between the net disposal proceeds and the carrying amount is recognised to the income statement as they arise.

N Stocks and Assets Held for Sale

(i) Stocks are stated at the lower of cost and net realisable value. Cost is calculated on the weighted average or the first-in-first-out basis, and comprises materials, direct labour and an appropriate share of production overheads. Net realisable value is the estimated selling price in the ordinary course of business, less estimates of costs of completion and selling expenses.

(ii) Assets held for sale are stated at anticipated realisable value.

O Trade and Other Debtors

Trade and other debtors are initially recognised at fair value and thereafter stated at amortised cost less allowances for doubtful debts, except where the debtors are interest-free or the effect of discounting would be immaterial. In such cases, the debtors are stated at cost less allowances for doubtful debts. An allowance is made for doubtful debts based upon the evaluation of the recoverability of these outstanding amounts at the balance sheet date. Bad debts are written off in the income statement during the year in which they are identified.

P Cash and Cash Equivalents

For the purpose of the cash flow statement, cash and cash equivalents comprise cash on hand, demand deposits with banks and other financial institutions, short-term highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value and which have a maturity of three months or less at acquisition. Bank overdrafts that are repayable on demand and form an integral part of the Group's cash management are also included as a component of cash and cash equivalents.

For the purpose of the balance sheet, cash and cash equivalents are cash on hand, deposits with banks and other financial institutions, which are not restricted in its use. Bank overdrafts are included in borrowings in current liabilities.

Q Trade and Other Creditors

Trade and other creditors are initially recognised at fair value and thereafter stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

R Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The Group recognises the estimated liability on expected return claims with respect to products sold. This provision is calculated based on past experience of the level of repairs and returns.

The Group provides for expenses related to closure of business locations and reorganisations of the Group's operations which are subject to detailed formal plans that are under implementation or have been communicated to those affected by the plans.

The Group recognises the expected costs of accumulating compensated absences when employees render a service that increases their entitlement to future compensated absences, measured as the additional amount that the Group expects to pay as a result of the unused entitlement that has accumulated at the balance sheet date.

S Income Tax

Income tax comprises current and deferred tax. Current tax is calculated on taxable income by applying the applicable tax rates. Deferred tax is provided using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purpose. Deferred tax is calculated on the basis of the enacted tax rates that are expected to apply in the period when the asset is being realised or the liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Provision for withholding tax which could arise on the remittance of earnings retained overseas is only made where there is a current intention to remit such earnings.

T Employee Benefits

The Group operates a number of defined contribution retirement schemes throughout the world, including Hong Kong, and a defined benefit retirement scheme in Hong Kong. The assets of all schemes are held separately from those of the Company and its subsidiaries.

(i) Defined contribution plans

Contributions to the defined contribution schemes are at various funding rates that are in accordance with the local practice and regulations. Contributions relating to the defined contribution schemes are charged to the income statement as incurred.

(ii) Defined benefit plans

For long-term employee benefits, pension costs arising under the defined benefit scheme are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plan every year. Plan assets are measured at fair value. Pension obligations are measured as the present value of the estimated future cash flows of benefits derived from employee past service, with reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. All actuarial gains and losses are spread forward over the average remaining service lives of employees. The net assets or liabilities resulting from the valuation of the plan are recognised in the Group's balance sheet.

(iii) Equity and equity related compensation benefits

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model, taking into the account the terms and conditions upon which the options were granted. Where the empolyees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share option is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to the consolidated income statement for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company's shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to revenue reserves).

U Financial Instruments

The Group's activities expose it to financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts and interest rate swap contracts to hedge certain exposures.

The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently are remeasured at their fair value. The method of recognising the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognised asset or liability (fair value hedge), a hedge of a forecasted transaction or of a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Principal Accounting Policies *(continued)*

U Financial Instruments (continued)

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognised in the hedging reserve. Where the forecasted transaction or firm commitment results in the recognition of an asset or of a liability, the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserve are transferred to the consolidated income statement and classified as revenue or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated income statement.

If certain derivative transactions, while providing effective economic hedges under the Group's policies, do not qualify for hedge accounting under the specific rules in IAS 39, "Financial Instruments: Recognition and Measurement", changes in the fair value of these derivative instruments are recognised immediately in the consolidated income statement.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in the hedging reserve at that time remains in the hedging reserve and is recognised, when the committed or forecasted transaction ultimately is recognised in the consolidated income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in the hedging reserve is immediately transferred to the consolidated income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as risk management objective and strategy for undertaking various hedge transactions.

V Borrowings

Borrowings are recognised as the proceeds are received, net of transaction costs incurred.

W Dividends

Dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date.

X Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

1 Segment Information

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format – business segments

Year ended 31st March 2006

		Telecommunication and electronic products *US$ million*	Other activities *US$ million*	Total *US$ million*
i	**Segment revenue**	1,203.7	0.9	1,204.6
	Segment result	138.2	0.2	138.4
	Unallocated corporate expenses			(2.2)
	Operating profit			136.2
	Net finance income			3.9
	Profit before taxation			140.1
	Taxation			(11.3)
	Profit attributable to shareholders			128.8
ii	**Segment assets**	439.2	0.8	440.0
	Associates	–	0.1	0.1
	Unallocated assets			195.1
	Total assets			635.2
	Segment liabilities	309.0	0.9	309.9
	Unallocated liabilities			19.1
	Total liabilities			329.0
iii	**Capital expenditure, depreciation, amortisation and other non-cash expenses**			
	Capital expenditure	32.0	0.1	32.1
	Depreciation	18.5	0.5	19.0
	Amortisation of leasehold land payments	0.1	–	0.1
	Other non-cash expenses	12.3	1.6	13.9

The Group evaluates the performance and allocates resources to its operating segments. There are no sales or transactions between the business segments. Corporate administrative costs and assets are not allocated to the operating segments.

Segment assets consist primarily of tangible assets, stocks, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation. Capital expenditure comprises additions to moulds, machinery and equipment, and other assets.

1 Segment Information (continued)

Primary reporting format – business segments

Year ended 31st March 2005

		Telecommunication and electronic products US$ million	Other activities US$ million	Total US$ million
i	Segment revenue	1,020.3	1.7	1,022.0
	Segment result	62.4	0.9	63.3
	Unallocated corporate expenses			(0.6)
	Operating profit			62.7
	Net finance income			1.0
	Profit before taxation			63.7
	Taxation			(6.8)
	Profit attributable to shareholders			56.9
ii	Segment assets	390.8	1.2	392.0
	Associates	–	0.1	0.1
	Unallocated assets			91.3
	Total assets			483.4
	Segment liabilities	261.2	1.6	262.8
	Unallocated liabilities			17.3
	Total liabilities			280.1
iii	Capital expenditure, depreciation and other non-cash revenue			
	Capital expenditure	21.1	0.4	21.5
	Depreciation	17.5	0.7	18.2
	Other non-cash revenue	(0.7)	–	(0.7)

Secondary reporting format – geographical segments

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America – the operations are principally the distribution of telecommunication and electronic products.

Europe – the operations are principally the distribution of telecommunication and electronic products.

Asia Pacific – the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China.

	Revenue 2006 US$ million	Revenue 2005 US$ million	Operating profit 2006 US$ million	Operating profit 2005 US$ million
North America	671.6	621.1	60.2	19.7
Europe	457.8	336.0	65.4	33.2
Asia Pacific	53.1	45.9	5.4	5.2
Others	22.1	19.0	5.2	4.6
	1,204.6	1,022.0	136.2	62.7

	Capital expenditure 2006 US$ million	Capital expenditure 2005 US$ million	Total assets 2006 US$ million	Total assets 2005 US$ million
North America	0.6	0.7	112.8	131.3
Europe	0.6	0.3	71.1	67.2
Asia Pacific	30.9	20.5	449.8	284.1
Others	–	–	1.5	0.8
	32.1	21.5	635.2	483.4

2 Operating Profit

The operating profit is arrived at after charging/(crediting) the following:

	Note	2006 US$ million	2005 US$ million
Staff related costs			
– salaries and wages		111.4	103.9
– pension costs: defined contribution schemes	16	2.0	1.9
– pension costs: defined benefit scheme	16	1.2	1.2
– severance payments		0.4	2.3
– equity-settled share-based payment expenses		1.6	–
Depreciation charges	8		
– owned assets		18.9	18.1
– leased assets		0.1	0.1
Amortisation of leasehold land payments	9	0.1	–
Loss on disposal of tangible assets		0.6	–
Gain on disposal of subsidiaries		–	(1.0)
Gain on disposal of assets held for sale		–	(0.8)
Auditors' remuneration			
– audit services		0.6	0.6
– tax services		0.5	0.7
– other services		0.1	0.1
Operating leases			
– land and buildings		10.8	9.9
– others		2.1	2.9
Provision for stock obsolescence		9.3	(0.7)
Provision for doubtful debts		3.0	–
Royalties		26.1	19.0
Exchange loss/(gain)		5.3	(6.4)
Forward contracts: fair value (gains)/losses on cash flow hedges transferred from hedging reserve	18	(2.7)	3.1

3 Directors' and Senior Executives' Emoluments

Directors' emoluments

	Fees US$ million	Salaries, allowances and benefits in kind US$ million	Bonuses US$ million	Contributions to retirement benefit schemes US$ million	Share-based payments US$ million	2006 Total US$ million
Executive directors (Note 3)						
Allan WONG Chi Yun (Note 1)	–	**0.8**	**2.1**	**0.1**	**0.3**	**3.3**
Albert LEE Wai Kuen (Note 2)	–	**0.6**	**5.8**	**0.1**	**0.2**	**6.7**
Independent non-executive directors (Note 4)						
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	–	–	–	–	–	–
Michael TIEN Puk Sun	–	–	–	–	–	–
Patrick WANG Shui Chung	–	–	–	–	–	–
	–	**1.4**	**7.9**	**0.2**	**0.5**	**10.0**

	Fees US$ million	Salaries, allowances and benefits in kind US$ million	Bonuses US$ million	Contributions to retirement benefit schemes US$ million	Share-based payments US$ million	2005 Total US$ million
Executive directors (Note 3)						
Allan WONG Chi Yun (Note 1)	–	0.8	0.5	0.1	–	1.4
Albert LEE Wai Kuen (Note 2)	–	0.6	2.4	0.1	–	3.1
Independent non-executive directors (Note 4)						
Raymond CH'IEN Kuo Fung	–	–	–	–	–	–
William FUNG Kwok Lun	–	–	–	–	–	–
Michael TIEN Puk Sun	–	–	–	–	–	–
Patrick WANG Shui Chung	–	–	–	–	–	–
	–	1.4	2.9	0.2	–	4.5

Note 1: In addition to the emoluments as shown above, 2,000,000 share options were exercised during the year ended 31st March 2006 (2005: nil). The exercise price was HK$10.2 per share and the weighted average closing price of the shares of the Company at the dates on which the options were exercised was HK$13.45 per share.

Note 2: In addition to the emoluments as shown above, 1,750,000 share options were exercised during the year ended 31st March 2006 (2005: nil). The exercise price was HK$10.2 per share and the weighted average closing price of the shares of the Company at the dates on which the options were exercised was HK$13.58 per share.

Note 3: The directors' fee paid to each of executive directors was US$15,000 (2005: US$15,000 each).

Note 4: The emolument paid to each of independent non-executive directors was US$15,000 (2005: US$15,000 each), being wholly in the form of directors' fees.

Senior executives' emoluments

The directors' emoluments set out above exclude 3 senior executives (2005: 3) whose emoluments were among the five highest earning employees of the Group. Details of the emoluments in aggregate for these executives are set out below:

	2006 US$ million	2005 US$ million
Salaries, allowances and benefits in kind	**0.9**	0.9
Bonuses	**0.5**	2.6
Contribution to retirement benefit schemes	**0.1**	0.1
Share-based payments	**–**	–
	1.5	3.6

The emoluments fell within the following bands:

	2006 Individuals	2005 Individuals
US$		
257,001 – 321,000	**1**	–
321,001 – 385,000	**1**	–
640,001 – 704,000	**–**	2
768,001 – 832,000	**1**	–
2,176,001 – 2,240,000	**–**	1
	3	3

During the years ended 31st March 2005 and 31st March 2006, there were no amounts paid to directors and senior executives above for compensation for loss of office and inducement for joining the Group.

4 Net Finance Income

	2006 US$ million	2005 US$ million
Interest expenses on bank loans *and overdrafts which are:*		
– Wholly repayable within five years	–	(0.2)
– Not wholly repayable within five years	–	(0.1)
Interest income	3.9	1.3
	3.9	1.0

5 Taxation

	Note	2006 US$ million	2005 US$ million
Current tax			
– Hong Kong		10.5	5.5
– Overseas		1.4	1.6
Under/(Over)-provision in respect of prior years			
– Hong Kong		–	(0.4)
– Overseas		0.5	(0.1)
Deferred tax			
– Origination and reversal of temporary differences	10	(1.1)	0.2
		11.3	6.8

Tax on profits has been calculated at the rates of taxation prevailing in the countries in which the Group operates.

The consolidated effective income tax rate for the year ended 31st March 2006 was 8.1% (2005: 10.7%). The effective income tax rate is reconciled to the statutory domestic income tax rate as follows:

	2006 %	2005 %
Statutory domestic income tax rate	17.5	17.5
Difference in overseas income tax rates	0.2	–
Non-temporary differences	(7.7)	(7.1)
Tax losses not recognised	1.4	4.1
Under/(over)-provision in prior years	0.4	(0.8)
Others	(3.7)	(3.0)
Effective income tax rate	8.1	10.7

6 Dividends

	Note	2006 US$ million	2005 US$ million
Interim dividend of US6.0 cents (2005: US1.0 cent) per share declared and paid	18	14.3	2.3
Final dividend of US26.0 cents (2005: US12.0 cents) per share proposed after the balance sheet date	18	62.1	27.3

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

The final dividend of US12.0 cents per share for the year ended 31st March 2005, but proposed after that date, was estimated to be US$27.3 million at the time, payable to shareholders, whose names appeared on the register of members of the Company at the close of business on 12th August 2005. This final dividend was approved by shareholders at the Annual General Meeting on 12th August 2005. As a result of shares issuance upon exercise of share options during the period between 1st April 2005 and 12th August 2005 (note 17), the final dividend paid in respect of the year ended 31st March 2005 totaled US$28.0 million.

7 Earnings Per Share

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$128.8 million (2005: US$56.9 million).

The basic earnings per share is based on the weighted average of 234.4 million (2005: 225.6 million) ordinary shares in issue during the year. The diluted earnings per share is based on 236.9 million (2005: 228.9 million) ordinary shares which is the weighted average number of ordinary shares in issue during the year after adjusting for the number of dilutive potential ordinary shares and under the employee share option scheme.

	2006 million	2005 million
Weighted average number of ordinary shares at 31st March	234.4	225.6
Effect of deemed issue of shares under the company's share option scheme for nil consideration	2.5	3.3
Weighted average number of ordinary shares (diluted) at 31st March	236.9	228.9

8 Tangible Assets

	Note	Land and buildings US$ million	Moulds, machinery and equipment US$ million	Computers, motor vehicles, furniture and fixtures and leasehold improvements US$ million	Construction in progress US$ million	Total US$ million
Cost or valuation						
At 1st April 2004		37.8	184.8	58.6	3.0	284.2
Additions		–	10.3	8.8	2.4	21.5
Disposals		–	(12.5)	(2.0)	–	(14.5)
Transfer between categories		–	–	3.0	(3.0)	–
Effect of changes in exchange rate		0.6	1.2	0.6	–	2.4
At 31st March 2005		38.4	183.8	69.0	2.4	293.6
Additions		–	21.4	8.8	1.3	31.5
Disposals		–	(5.0)	(3.9)	–	(8.9)
Transfer between categories		1.0	–	–	(1.0)	–
Transfer to leasehold land payments	9	–	–	–	(1.4)	(1.4)
Revaluation		1.0	–	–	–	1.0
Effect of changes in exchange rate		(0.5)	0.2	0.2	–	(0.1)
At 31st March 2006		**39.9**	**200.4**	**74.1**	**1.3**	**315.7**
Accumulated depreciation						
At 1st April 2004		18.0	167.1	50.4	–	235.5
Charge for the year	2	1.1	10.3	6.8	–	18.2
Disposals		–	(12.2)	(2.0)	–	(14.2)
Effect of changes in exchange rate		–	1.1	0.4	–	1.5
At 31st March 2005		19.1	166.3	55.6	–	241.0
Charge for the year	2	1.0	11.3	6.7	–	19.0
Disposals		–	(4.6)	(3.5)	–	(8.1)
Revaluation		(1.0)	–	–	–	(1.0)
Effect of changes in exchange rate		–	0.1	0.1	–	0.2
At 31st March 2006		**19.1**	**173.1**	**58.9**	**–**	**251.1**
Net book value at 31st March 2006		**20.8**	**27.3**	**15.2**	**1.3**	**64.6**
Net book value at 31st March 2005		19.3	17.5	13.4	2.4	52.6
Cost or valuation of tangible assets is analysed as follows:						
At cost		26.3	200.4	74.1	1.3	302.1
At professional valuation – 2006 (note (a))		13.6	–	–	–	13.6
		39.9	**200.4**	**74.1**	**1.3**	**315.7**

(a) Property revaluation

The amount included valuation of land and buildings denominated in Hong Kong dollar or Euro which were revalued by independent valuers as at 31st March 2006 on an open market value basis. The carrying value of these properties in US dollar as at 31st March 2006 is changed due to the effect of changes in exchange rates.

8 Tangible Assets (continued)

Land and buildings comprise:

	Freehold land and buildings and long-term leasehold buildings *US$ million*	Short-term leasehold buildings *US$ million*	Total *US$ million*
Cost or valuation			
At 1st April 2004	12.8	25.0	37.8
Effect of changes in exchange rate	0.6	–	0.6
At 31st March 2005	13.4	25.0	38.4
Transfer between categories	–	1.0	1.0
Revaluation	1.0	–	1.0
Effect of changes in exchange rate	(0.8)	0.3	(0.5)
At 31st March 2006	**13.6**	**26.3**	**39.9**
Accumulated depreciation			
At 1st April 2004	1.2	16.8	18.0
Charge for the year	0.4	0.7	1.1
At 31st March 2005	1.6	17.5	19.1
Charge for the year	0.3	0.7	1.0
Revaluation	(1.0)	–	(1.0)
At 31st March 2006	**0.9**	**18.2**	**19.1**
Net book value at 31st March 2006	**12.7**	**8.1**	**20.8**
Net book value at 31st March 2005	11.8	7.5	19.3
Cost or valuation of tangible assets is analysed as follows:			
At cost	–	26.3	26.3
At professional valuation – 2006 (note (a))	13.6	–	13.6
	13.6	**26.3**	**39.9**
Net book value of land and buildings comprises:			
Hong Kong			
Long-term leasehold buildings (not less than 50 years)	1.2	–	1.2
Overseas			
Freehold land and buildings	11.5	–	11.5
Short-term leasehold buildings	–	8.1	8.1
	11.5	8.1	19.6
Net book value of revalued land and buildings had the assets been carried at cost less accumulated depreciation	5.4	–	5.4

9 Leasehold Land Payments

	Note	2006 *US$ million*	2005 *US$ million*
Net book value at 1st April		1.8	1.8
Additions		0.6	–
Transfer from tangible assets	8	1.4	–
Amortisation	2	(0.1)	–
Net book value at 31st March		3.7	1.8
Leasehold land payments in respect of:			
Owner-occupied properties		3.7	1.8

10 Deferred Tax

The deferred tax assets and liabilities and the deferred tax account movements for the years ended 31st March 2005 and 31st March 2006 are attributable to the following items:

	1st April 2004 US$ million	Credited/ (charged) to income statement US$ million	31st March 2005 and 1st April 2005 US$ million	Credited to income statement US$ million	Charged to reserve US$ million	31st March 2006 US$ million
Deferred tax assets						
Provisions	–	0.4	0.4	–	–	**0.4**
Tax losses carried forward	2.3	(0.2)	2.1	0.5	–	**2.6**
Other deductible temporary differences	1.4	0.3	1.7	0.5	–	**2.2**
	3.7	0.5	4.2	1.0	–	**5.2**
Deferred tax liabilities						
Accelerated tax depreciation	(1.6)	(0.7)	(2.3)	0.1	–	**(2.2)**
Revaluation of properties	–	–	–	–	(2.0)	**(2.0)**
	(1.6)	(0.7)	(2.3)	0.1	(2.0)	**(4.2)**
Net deferred tax assets	2.1	(0.2)	1.9	1.1	(2.0)	**1.0**

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority on the same taxable entity. The following amounts are shown in the consolidated balance sheet:

	2006 US$ million	2005 US$ million
Deferred tax assets	**5.1**	2.6
Deferred tax liabilities	**(4.1)**	(0.7)
	1.0	1.9

Deferred tax assets are recognised for tax losses carried forward to the extent that realisation of the related tax benefit through future taxable profits is probable. Deferred tax assets of US$42.9 million (2005: US$57.9 million) arising from unused tax losses of US$131.2 million (2005: US$173.4 million) have not been recognised at the end of the year.

11 Investments

	2006 US$ million	2005 US$ million
i) **Associates**		
Share of net tangible assets	**0.1**	0.1
ii) **Other investments**		
Unlisted investments, at cost	**0.1**	0.1
	0.2	0.2

12 Stocks

	2006 US$ million	2005 US$ million
Telecommunication and electronic products		
Raw materials	**35.7**	33.2
Work in progress	**13.7**	11.4
Finished goods	**84.4**	79.6
	133.8	124.2

Stocks carried at net realisable value at 31st March 2006 amounted to US$35.0 million (2005: US$33.9 million).

13 Debtors and Prepayments

	Note	2006 US$ million	2005 US$ million
Trade debtors (Net of provision for doubtful debts of US$5.4 million (2005: US$3.7 million))		**162.9**	162.3
Other debtors and prepayments		**18.9**	11.7
Pension assets	16	**1.8**	1.7
		183.6	175.7

An ageing analysis of net trade debtors by transaction date is as follows:

	2006 US$ million	2005 US$ million
0-30 days	**90.7**	73.2
31-60 days	**41.4**	53.9
61-90 days	**17.0**	21.3
>90 days	**13.8**	13.9
Total	**162.9**	162.3

The majority of the Group's sales are on letter of credit and on open credit with varying terms of 30 to 90 days. Certain open credit sales are covered by credit insurance or bank guarantees.

14 Creditors and Accruals

	2006 *US$ million*	2005 *US$ million*
Trade creditors	**116.8**	98.2
Other creditors and accruals	**150.9**	133.1
	267.7	231.3

An ageing analysis of trade creditors by transaction date is as follows:

	2006 *US$ million*	2005 *US$ million*
0-30 days	**52.4**	45.2
31-60 days	**33.2**	23.5
61-90 days	**18.5**	18.1
>90 days	**12.7**	11.4
Total	**116.8**	98.2

15 Provisions

At 31st March 2006, provisions of US$49.3 million (2005: US$41.2 million) include provisions for defective goods returns of US$45.6 million (2005: US$37.2 million).

	Defective goods returns *US$ million*
At 1st April 2005	37.2
Effect of changes in exchange rate	(0.1)
Additional provisions	41.3
Unused amounts reversed	–
Charged to income statement	41.3
Utilised during the year	(32.8)
At 31st March 2006	45.6

The Group undertakes to repair or replace items that fail to perform satisfactorily in accordance with the terms of the sale. A provision is recognised for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns.

16 Pension Schemes

The Group operated a defined benefit scheme and a defined contribution scheme in Hong Kong. The defined contribution scheme operated in Hong Kong complied with the requirements under the Mandatory Provident Fund ("MPF") Ordinance. For the defined contribution schemes operated for overseas employees and Hong Kong employees under the MPF Ordinance, the retirement benefit costs expensed in the income statement amounted to US$1.8 million (2005: US$1.7 million) and US$0.2 million (2005: US$0.2 million) respectively. For the defined benefit scheme ("the Scheme") operated for Hong Kong employees, contributions made by the Group during the year were calculated based on advice from Watson Wyatt Hong Kong Limited ("Watson Wyatt"), independent actuaries and consultants. The Scheme is valued annually. The latest actuarial valuation was completed by Watson Wyatt as at 31st March 2006 using the projected unit credit method.

For the defined benefit scheme, the amounts recognised in the balance sheet are as follows:

	Note	2006 *US$ million*	2005 *US$ million*
Fair value of Scheme assets		**14.9**	12.0
Present value of funded defined benefit obligations		**(15.2)**	(13.4)
Unrecognised actuarial gains		**2.1**	3.1
Assets recognised in the balance sheet	13	**1.8**	1.7
The amounts recognised in the income statement are as follows:			
Current service cost		**1.3**	1.3
Interest cost		**0.6**	0.6
Expected return on plan assets		**(0.8)**	(0.8)
Net actuarial losses recognised in the year		**0.1**	0.1
Expenses recognised in the income statement	2	**1.2**	1.2
The actual return on plan assets was as follows:			
Expected return on plan assets		**0.8**	0.8
Actuarial gains on plan assets		**1.2**	0.1
Actual return on plan assets		**2.0**	0.9
Movement in the assets recognised in the balance sheet:			
At 1st April		**1.7**	1.6
Expenses recognised in the income statement		**(1.2)**	(1.2)
Contributions paid		**1.3**	1.3
At 31st March		**1.8**	1.7

	2006	2005
The principal actuarial assumptions used for accounting purposes were:		
Discount rate	**4.5%**	4.8%
Expected return on plan assets	**7.0%**	7.0%
Future salary increases	**5.0%**	5.0%

17 Share Capital, Share Options and Warrants

Share Capital

	2006 US$ million	2005 US$ million
Authorised		
Ordinary shares: 400,000,000 (2005: 400,000,000) of US$0.05 each	**20.0**	20.0

	2006 No. of shares	2006 US$ million	2005 No. of shares	2005 US$ million
Issued and fully paid				
Ordinary shares of US$0.05 each:				
Balance as at 1st April	**225,627,133**	**11.3**	225,527,133	11.3
Issued shares upon exercise of share options	**10,146,000**	**0.5**	100,000	–
Issued shares upon exercise of warrants	**3,000,000**	**0.1**	–	–
Balance as at 31st March	**238,773,133**	**11.9**	225,627,133	11.3

Note: Subsequent to the balance sheet date and up to 21st June 2006, the issued and fully paid share capital of the Company was increased to 238,908,133 ordinary shares upon the exercise of 135,000 share options since April 2006.

Share Options

Pursuant to the share option scheme adopted on 10th August 2001 (the "2001 Scheme"), the directors are authorised, at any time during the 10 years from the date of approval of the 2001 Scheme, to grant options to certain employees of the Company or subsidiaries of the Group, including executive directors (but excluding non-executive directors) to subscribe for shares in the Company at prices to be determined by the directors in accordance with the terms of the 2001 Scheme.

Pursuant to Chapter 17 of the Listing Rules, the Company can issue options so that the number of shares that may be issued upon exercise of all options to be granted under the schemes does not in aggregate exceed 10% of the relevant class of shares in issue from time to time. The Company may renew this limit at any time, subject to shareholders' approval and the issue of a circular. The Company may also seek separate shareholders' approval for granting options beyond the 10% limit to eligible employees specifically identified by the Company, subject to shareholders' approval and the issue of a circular. The Company can issue options so that shares to be issued upon exercise of all outstanding options does not exceed 30% of the relevant class of shares in issue from time to time. The maximum entitlement for any one eligible employee is that the total number of shares issued and to be issued upon exercise of options granted and to be granted in any 12-month period up to the date of the last grant does not exceed 1% of the relevant class of shares in issue. The Company can grant further options in excess of this limit, subject to shareholders' approval (with that eligible employee and his associates abstaining from voting) and the issue of a circular. The offer of a grant of options may be accepted within 30 days from the date of offer, upon payment of a non-refundable sum of HK$1.0 by the grantee. The 2001 Scheme has a life of 10 years and will expire on 9th August 2011.

Pursuant to the Listing Rules, the subscription price payable for each share under the 2001 Scheme shall be at least the highest of (i) the closing price of the shares as stated in the daily quotation sheets of the Hong Kong Stock Exchange on the date on which an offer is made, which must be a business day; and (ii) the average closing price of the shares as stated in the daily quotation sheets of the Hong Kong Stock Exchange for the five business days immediately preceding the date on which an offer is made; and (iii) the par value of the shares. The closing price of the Company's shares traded on the Hong Kong Stock Exchange on 11th August 2005 was HK$19.50 per share, being the date immediately before the date on which the relevant options were granted.

17 Share Capital, Share Options and Warrants (continued)

Share Options (continued)

As at 31st March 2006, the number of shares issuable under the options granted pursuant to the 2001 Scheme was 7,214,000, which represented approximately 3.0% of the then issued share capital of the Company. The movements in the number of share options under the 2001 Scheme during the year were as follows:

Date of grant (Note 1)	Exercise price	Exercisable period (Note 2)	Balance in issue at 1st April 2005	Number of share options granted during the year	Number of share options exercised during the year	Number of share options lapsed during the year (Note 8)	**Balance in issue at 31st March 2006**
26th February 2002 to 26th March 2002	HK$10.2	26th February 2005 to 25th March 2007	9,645,000	–	(9,321,000) (Note 4)	(70,000)	**254,000**
10th July 2002 to 8th August 2002	HK$8.71	10th July 2005 to 7th August 2007	760,000	–	(675,000) (Note 5)	–	**85,000**
20th April 2004 to 19th May 2004	HK$15.0	20th April 2007 to 19th May 2009	2,135,000	–	(100,000) (Note 6)	(70,000)	**1,965,000**
19th November 2004	HK$11.03	22nd November 2007 to 21st November 2009	1,500,000	–	–	–	**1,500,000**
23rd March 2005 to 22nd April 2005	HK$11.41	23rd March 2008 to 22nd March 2010	1,480,000	–	(50,000) (Note 7)	(20,000)	**1,410,000**
12th August 2005	HK$19.3	26th August 2008 to 25th August 2010	–	2,000,000 (Note 3)	–	–	**2,000,000**
			15,520,000	2,000,000	(10,146,000)	(160,000)	**7,214,000**

Note 1: Due to the large number of employees participating in the 2001 Scheme, the relevant information can only be shown within a reasonable range in this Annual Report. For options granted to employees, the options were granted during the underlying periods for acceptance of such options by the employees concerned.

Note 2: As one of the conditions of grant, the employees concerned agreed with the Company that the options shall not be exercisable within the period of 36 months from the date on which such options were deemed to be granted and accepted and shall not be exercisable after 60 months from the date on which such options were deemed to be granted and accepted. However, options shall be automatically vested to the grantees when the grantees reach 60 years of age.

Note 3: On 12th August 2005, the Company granted 2,000,000 options to Mr. Allan WONG Chi Yun, a director of the Company and its subsidiaries pursuant to the 2001 Scheme to subscribe for 2,000,000 ordinary shares of the Company at a price of HK$19.30 per ordinary share. The closing price of the Company's shares traded on the Hong Kong Stock Exchange on 11th August 2005, being the date immediately before the date on which options were granted, was HK$19.50 per share.

Note 4: An aggregate of 9,321,000 share options were exercised at the exercise price of HK$10.20 during the financial year. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$18.65 per share and HK$18.63 per share respectively.

Note 5: An aggregate of 675,000 share options were exercised at the exercise price of HK$8.71 during the financial year. The weighted average closing prices of the shares of the Company immediately before the dates on which the options were exercised and at the dates of exercise were HK$22.83 per share and HK$22.88 per share respectively.

Note 6: An aggregate of 100,000 share options were exercised at the exercise price of HK$15.00 during the financial year. The closing prices of the shares of the Company immediately before the date on which the options were exercised and at the date of exercise were HK$25.65 per share and HK$26.10 per share respectively.

Note 7: An aggregate of 50,000 share options were exercised at the exercise price of HK$11.41 during the financial year. The closing prices of the shares of the Company immediately before the date on which the options were exercised and at the dates of exercise were HK$25.65 per share and HK$26.10 per share respectively.

Note 8: No options were cancelled during the year.

Share option expenses charged to the consolidated income statement are determined with the Black-Scholes model based on the following assumptions:

	Date of grant 20th April 2004	19th November 2004	23rd March 2005	12th August 2005
Fair value of each share option as of the date of grant	HK$5.1	HK$2.6	HK$3.1	HK$5.4
Closing price at the date of grant	HK$15.0	HK$10.9	HK$11.4	HK$19.3
Exercise price	HK$15.0	HK$11.03	HK$11.41	HK$19.3
Expected volatility	50.7%	49.1%	47.5%	48.0%
Annual risk-free interest rate	3.5%	2.8%	4.0%	3.9%
Expected average life of options	3.5 years	3.5 years	3.5 years	3.5 years
Expected dividend yield	2.6%	7.1%	5.5%	5.1%

The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the one year immediately preceding the grant date.

17 Share Capital, Share Options and Warrants

(continued)

Warrants

Pursuant to a warrant instrument dated 19th January 2000 of the Company, the Company granted AT&T warrants (the "AT&T Warrants") carrying rights to subscribe for 3,000,000 ordinary shares in the Company at a subscription price of HK$20.0 per share on or before 18th January 2012 as part of the consideration of a trademark licence agreement between the Company and AT&T Corp. whereby AT&T Corp. granted the Company the exclusive right to use the AT&T brand for 10 years in connection with the manufacture and sale of wireline telephones and accessories in the United States and Canada.

Pursuant to a Revised AT&T Brand Licence Agreement dated 24th January 2002, the subscription price of the AT&T Warrants was revised to HK$8.43 per share (being the lower of the initial subscription price of HK$20.0 per share and the average of the closing price of the shares of the Company as quoted on the Hong Kong Stock Exchange for the five (5) dealing days immediately preceding 15th July 2002) and the expiration date of these warrants was amended to 12th December 2011.

An aggregate of 3,000,000 warrants have been exercised during the financial year and no warrants were outstanding as at 31st March 2006.

18 Reserves

		Group		Company	
		2006	2005	**2006**	2005
	Note	***US$ million***	*US$ million*	***US$ million***	*US$ million*
Share premium		**90.3**	74.4	**90.3**	74.4
Other properties revaluation reserve		**6.1**	6.1	**–**	–
Revenue reserve		**202.9**	116.4	**127.0**	90.4
Exchange reserve		**(7.2)**	(4.9)	**(1.2)**	(1.2)
Capital reserve		**1.6**	–	**1.6**	–
Hedging reserve		**0.6**	–	**–**	–
		294.3	192.0	**217.7**	163.6
An analysis of movements in reserves is set out below:					
Share premium					
Brought forward		**74.4**	74.3	**74.4**	74.3
Exercise of share options		**12.7**	0.1	**12.7**	0.1
Exercise of warrants		**3.2**	–	**3.2**	–
Carried forward		**90.3**	74.4	**90.3**	74.4
Other properties revaluation reserve					
Brought forward		**6.1**	6.1	**–**	–
Surplus arising from revaluation, net of deferred tax		**–**	–	**–**	–
Carried forward		**6.1**	6.1	**–**	–
Revenue reserve					
Brought forward		**116.4**	77.6	**90.4**	41.3
Profit attributable to shareholders		**128.8**	56.9	**78.9**	67.2
Final dividend in respect of the previous year	6	**(28.0)**	(15.8)	**(28.0)**	(15.8)
Interim dividend in respect of the current year	6	**(14.3)**	(2.3)	**(14.3)**	(2.3)
Carried forward		**202.9**	116.4	**127.0**	90.4
Exchange reserve					
Brought forward		**(4.9)**	(6.7)	**(1.2)**	(1.2)
Exchange translation differences		**(2.3)**	1.8	**–**	–
Carried forward		**(7.2)**	(4.9)	**(1.2)**	(1.2)
Capital reserve					
Equity settled share-based transactions		**1.6**	–	**1.6**	–
Carried forward		**1.6**	–	**1.6**	–
Hedging reserve					
Brought forward		**–**	–	**–**	–
Transfer to income statement	2	**(2.7)**	3.1	**–**	–
Fair value gains/(losses) on hedging during the year		**3.3**	(3.1)	**–**	–
Carried forward		**0.6**	–	**–**	–

The consolidated profit attributable to shareholders includes a profit of US$78.9 million (2005: US$67.2 million) which has been dealt with in the financial statements of the Company.

Reserves of the Company available for distribution to shareholders amounted to US$127.0 million (2005: US$90.4 million).

19 Financial Instruments

The Group enters into foreign exchange contracts and interest rate swaps to hedge certain exposures on fluctuations of foreign currency exchange rates and interest rates respectively. The Group does not use derivative financial instruments for speculative purposes.

Credit risk

Financial assets which potentially subject the Group to credit risk consist principally of cash, short-term deposits and trade debtors. The Group's cash equivalents and short-term deposits are placed with major financial institutions. Trade debtors are presented net of the allowance for doubtful debts. Credit risk with respect to trade debtors is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries and geographical areas. Accordingly, the Group has no significant concentration of credit risk. In addition, credit risks are mitigated by the use of insurance plans.

The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

Foreign exchange risk

The Group enters into foreign exchange contracts in order to manage its exposure to fluctuations in foreign currency exchange rates on specific transactions. Foreign exchange contracts are matched with anticipated future cash flows in foreign currencies, primarily from sales.

Interest rate risk

The Group's income and operating cash flows are affected by the change in market interest rates in relation to its interest-bearing loans. The Group uses interest rate swaps as cash flow hedges of future interest payments to convert certain borrowings from floating rates to fixed rates.

Fair values

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

Derivative financial instruments

Forward foreign exchange contracts and interest rate swaps contracts were designated as cash flow hedges and remeasured to fair values. The positive fair value of derivative financial instruments at 31st March 2006 designated for cash flow hedges were US$0.6 million (2005: nil).

Forward foreign exchange contracts

The net fair value gains/(losses) at 31st March on open forward foreign exchange contracts which hedge anticipated future foreign currency sales and purchases will be transferred from the hedging reserve to the consolidated income statement when the forecasted sales and purchases occur, at various dates between 1 month to 6 months from the balance sheet date.

Details of the movements of fair value gains/(losses) arising from forward foreign exchange contracts entered by the Group are set out in note 18 on the financial statements.

The contracted amounts of the outstanding forward exchange contracts at 31st March 2006 were US$24.3 million (2005: nil).

The Group does not anticipate any material adverse effect on its financial position resulting from its involvement in these financial instruments, nor does it anticipate non-performance by any of its counterparties.

Interest rate swaps

At 31st March 2006, there were no outstanding interest rate swaps (2005: nil).

Fair values

The fair value of trade debtors, bank balances, trade creditors and accruals and bank overdrafts approximate their carrying amounts due to the short-term maturities of these assets and liabilities. The fair value of term loans and obligations under finance leases is estimated using the expected future payments discounted at market interest rates.

The weighted average effective interest rate on short term bank deposits was 4.3% (2005: 2.6%) and these deposits had an average maturity of one day to one month.

20 Commitments

	2006 *US$ million*	2005 *US$ million*
(i) Capital commitments for property, plant and equipment		
Authorised but not contracted for	48.8	45.1
Contracted but not provided for	5.9	2.9
	54.7	48.0
(ii) Operating lease commitments		
The future aggregate minimum lease payments under non-cancellable operating leases are as follows:		
Land and buildings		
In one year or less	9.9	9.3
Between one and two years	6.5	8.2
Between two and five years	10.6	12.7
In more than five years	2.4	3.4
	29.4	33.6

20 Commitments (continued)

The Group has entered into agreements with an independent third party in the People's Republic of China to lease factory premises in Houjie, Dongguan comprising several factory buildings. There are totally two separate leases which expire in 2022 and 2029 respectively. The lease expiring in 2029 has a non-cancellable period of eight years which expires in 2007. At the end of this non-cancellable period, the lease can only be cancelled on six months' notice with a penalty equivalent to three months' rentals. All other buildings have lease terms which can be cancelled upon three to six months' notice with penalties equivalent to three to twelve months' rentals. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

In January 1996, the Group entered into an agreement with an independent third party in the PRC whereby the PRC party constructed in phases and leases to the Group a production facility in Liaobu, Dongguan. Under a fifty year lease agreement, the Group rented the first and second phases of the facility for non-cancellable periods of six and eight years after completion respectively. The Group also had an option to purchase each phase of the production facility at any time within four and a half years after the completion of each phase. The first phase became fully operational in April 1998 and the completed production facility of the second phase became operational in October 2001. The operating lease commitments above include total commitments over the non-cancellable period of the lease terms.

The operating lease commitments in respect of the agreements with the above independent third party in the PRC reflect total commitments over the non-cancellable period of the lease terms.

Under a Brand License Agreement expiring 31st March 2010, a wholly-owned subsidiary of the Group is required to make royalty payments to AT&T Corp., calculated as a percentage of net sales of the relevant categories of products, subject to certain minimum aggregate royalty payments. The percentage of net sales payable varies over time and between products. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2006 amounted to US$55.1 million (2005: US$68.9 million), whereas the annual minimum royalty payment varies throughout the agreement period between US$12.6 million and US$15.4 million. The subsidiary can renew the agreement for two additional five year terms provided certain performance requirements are achieved.

During the financial year ended 31st March 2006, certain wholly-owned subsidiaries of the Group (the "licensees") entered into certain licensing agreements with various third party licensors for the granting of certain rights to use the relevant cartoon characters into the Group's electronic learning products. Under these licensing agreements, the licensees are required to make royalty payments to the licensors, calculated as a percentage of net sales of the relevant character licensed products, subject to certain minimum aggregate royalty payments. The percentage of royalty payable varies over time and between licensed characters. There is no maximum royalty payment. The aggregate minimum royalty payments as at 31st March 2006 amount to US$3.9 million (2005: US$3.0 million), of which US$2.5 million, US$1.0 million and US$0.4 million are payable in the financial years ended 31st March 2007, 2008 and 2009 respectively.

21 Contingent Liabilities

The directors have been advised that certain accusations of infringements of patents, trademarks and tradenames have been lodged against the Company and its subsidiaries. In the opinion of the legal counsel, it is too early to evaluate the likelihood of an unfavourable result. The directors are of the opinion that even if the accusations are found to be valid, there will be no material adverse effect on the financial position of the Group.

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the directors are of the opinion that even if the claims are found to be valid, there will be no material adverse effect on the financial position of the Group.

22 Balance Sheet of the Company as at 31st March

	Note	2006 *US$ million*	2005 *US$ million*
Non-current assets			
Subsidiaries		**227.5**	170.2
Current assets			
Amounts due from subsidiaries	(i)	**323.8**	332.8
Taxation recoverable		**–**	0.2
Cash and cash equivalents		**0.1**	0.1
		323.9	333.1
Current liabilities			
Amounts due to subsidiaries	(i)	**(320.2)**	(326.6)
Creditors and accruals		**(1.6)**	(1.8)
		(321.8)	(328.4)
Net assets		**229.6**	174.9
Capital and reserves			
Share capital	17	**11.9**	11.3
Reserves	18	**217.7**	163.6
Shareholders' funds		**229.6**	174.9

(i) The amounts due from/(to) subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

23 Principal Subsidiaries

Details of the Company's interests in those subsidiaries which materially affect the results or assets of the Group as at 31st March 2006 are set out below:

Name of subsidiary	Fully paid issued share capital	Percentage of interest held by the Group	Principal activity
Incorporated and operating in Hong Kong:			
VTech Communications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and sale of electronic equipment
VTech Electronics Limited	Ordinary HK$5,000,000	*100	Design, manufacture and distribution of electronic products
VTech Telecommunications Limited	Ordinary HK$1,000 Deferred HK$5,000,000	*100	Design, manufacture and distribution of telecommunication products
Perseus Investments Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Valentia Investment Limited	Ordinary HK$1,000 Deferred HK$1,000	100	Property holding
Incorporated and operating in Canada:			
VTech Telecommunications Canada Limited	Class A C$5,000 Class B C$195,000	*100 *100	Sale of telecommunication products
Incorporated and operating in France:			
VTech Electronics Europe S.A.S.	EURO 2,067,310	*100	Sale of electronic products
Incorporated and operating in Germany:			
VTech Electronics Europe GmbH	EURO 2,600,000	*100	Sale of electronic products
Incorporated and operating in the Netherlands:			
VTech Electronics Europe B.V.	EURO 18,100	*100	Sale of electronic products
Incorporated and operating in the People's Republic of China:			
VTech (Qingyuan) Plastics & Electronics Limited	HK$107,242,964	*100	Manufacturing of plastics products
Incorporated and operating in Spain:			
VTech Electronics Europe, S.L.	EURO 500,000	*100	Sale of electronic products
Incorporated and operating in the United Kingdom:			
VTech Electronics Europe plc	GBP 500,000	*100	Sale of electronic products
Incorporated and operating in the United States:			
VTech Electronics North America, L.L.C.	US$22,212,997	*100	Sale of electronic products
VTech Communications, Inc.	US$300,000	*100	Sale of telecommunication products

* Indirectly held by subsidiary companies

24 Related Party Transactions

With effect from 1st April 2005, the Group renewed the lease of premises from Aldenham Company Limited ("Aldenham") for HK$250,000 per month, to provide housing for a director in accordance with the terms of his service contract for a term of 2 years expiring on 31st March 2007. Aldenham is a wholly indirect subsidiary of a trust in which the family members of a director are beneficiaries. Aldenham is therefore a connected person of the Group as ascribed by the Listing Rules and the lease constitutes a continuing connected transaction under the Listing Rules. Disclosure requirements in accordance with Chapter 14A of the Listing Rules have been complied with.

In the normal course of business and on normal commercial terms, the Group undertakes certain transactions with its associates. None of these transactions were material to the Group's results.

25 Possible Impact of Amendments, New Standards and Interpretations Issued but not yet Effective for the Annual Accounting Period ended 31st March 2006

Up to the date of issue of these financial statements, the IASB has issued the following amendments, new standards and interpretations which are not yet effective for the annual accounting period ended 31st March 2006 and which have not been adopted in these financial statements:

	Effective for accounting period beginning on or after
IFRS 6, Exploration for and evaluation of mineral resources	1st January 2006
IFRS 7, Financial instruments: disclosures	1st January 2007
IFRIC 4, Determining whether an arrangement contains a lease	1st January 2006
IFRIC 5, Rights to interests arising from decommissioning, restoration environmental rehabilitation funds	1st January 2006
IFRIC 6, Liabilities arising from participating in a specific market – Waste electrical and electronic equipment	1st December 2005
IFRIC 7, Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies	1st March 2006
IFRIC 8, Scope of IFRS2	1st May 2006
IFRIC 9, Reassessment of embedded derivatives	1st June 2006
Amendment to IAS 1, Presentation of financial statements: capital disclosure	1st January 2007
Amendment to IAS 19, Employee benefits – Actuarial Gains and Losses, group plans and disclosures	1st January 2006
Amendment to IAS 21, Net investment in a foreign operation	1st January 2006
Amendment to IAS 39, Financial instruments: Recognition and measurement:	
– Cash flow hedge accounting of forecast intragroup transactions	1st January 2006
– The fair value option	1st January 2006
– Financial guarantee contracts	1st January 2006
Amendment to IFRS 1, First-time Adoption of International Financial Reporting Standards	1st January 2006

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. Up to the date of issuance of these financial statements, the Group believes that the adoption of IFRS 6, IFRIC 5 and IFRIC 7 are not applicable to any of the Group's operations and that the adoption of the remainder of the above amendments, new standards and new interpretations is unlikely to have a significant impact on the Group's results of operations and financial position.

26 Accounting Estimates and Judgements

The presentation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses.

Notes 16, 17 and 19 contain information about the assumptions and their risk factors relating to pension scheme obligations, fair value of share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

The Group recognises provision for expected return claims, which included cost of repairing or replacing defective goods, loss of margin and cost of materials scrapped, based on past experience of the level of repairs and returns. The Group uses all available information in determining an amount that is a reasonable approximation of the costs including estimates based on reasonable historical information and supportable assumptions. Changes in these estimates could have a significant impact on the provision and could result in additional charges or reversal of provision in future years.

VTech in the Last Five Years

	2002 US$ million	2003 US$ million	2004 US$ million	2005 US$ million	2006 US$ million
	Consolidated statement of net assets as at 31st March				
Non-current assets					
Tangible assets	58.0	48.0	48.7	52.6	**64.6**
Leasehold land payments	3.1	2.7	1.8	1.8	**3.7**
Other non-current assets	4.7	4.1	3.9	2.8	**5.3**
	65.8	54.8	54.4	57.2	**73.6**
Current assets					
Stocks	94.4	84.0	96.1	124.2	**133.8**
Debtors and prepayments	165.3	139.9	153.9	175.7	**183.6**
Cash and cash equivalents	63.3	70.4	105.2	123.9	**242.4**
Other current assets	27.5	9.5	12.6	2.4	**1.8**
	350.5	303.8	367.8	426.2	**561.6**
Current liabilities	(259.7)	(227.3)	(256.0)	(279.3)	**(324.9)**
Net current assets	90.8	76.5	111.8	146.9	**236.7**
Total assets less current liabilities	156.6	131.3	166.2	204.1	**310.3**
Non-current liabilities					
Borrowings	(65.2)	(2.2)	(2.0)	(0.1)	**–**
Deferred tax liabilities	(1.2)	(0.8)	(1.6)	(0.7)	**(4.1)**
	(66.4)	(3.0)	(3.6)	(0.8)	**(4.1)**
Minority interest	(0.8)	(0.8)	–	–	**–**
Net assets/shareholders' funds	89.4	127.5	162.6	203.3	**306.2**

	2002 US$ million	2003 US$ million	2004 US$ million	2005 US$ million	2006 US$ million
	Consolidated income statement for the years ended 31st March				
Revenue	959.8	866.5	915.2	1,022.0	**1,204.6**
Profit before taxation	13.9	58.3	49.9	63.7	**140.1**
Taxation	(2.6)	(17.4)	(3.6)	(6.8)	**(11.3)**
Profit after taxation	11.3	40.9	46.3	56.9	**128.8**
Minority interest	(0.1)	(0.1)	–	–	**–**
Profit attributable to shareholders	11.2	40.8	46.3	56.9	**128.8**
Earnings per share (US cents)	5.0	18.1	20.5	25.2	**54.9**

Corporate Information

Board of Directors

Executive Directors

Allan WONG Chi Yun
Chairman and Group Chief Executive Officer

Albert LEE Wai Kuen
Deputy Chairman

Independent Non-Executive Directors

Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

Michael TIEN Puk Sun

Patrick WANG Shui Chung

Audit Committee

Raymond CH'IEN Kuo Fung *(Chairman)*

William FUNG Kwok Lun

Michael TIEN Puk Sun

Nomination Committee

William FUNG Kwok Lun *(Chairman)*

Patrick WANG Shui Chung

Allan WONG Chi Yun

Remuneration Committee

Michael TIEN Puk Sun *(Chairman)*

Raymond CH'IEN Kuo Fung

William FUNG Kwok Lun

Company Secretary

CHANG Yu Wai

Qualified Accountant

Shereen TONG Ka Hung

Registered Office

Clarendon House
Church Street
Hamilton HM11
Bermuda

Principal Office

23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

Principal Bankers

The Hongkong and Shanghai Banking Corporation Limited

Hang Seng Bank Limited

Standard Chartered Bank

Auditors

KPMG
Certified Public Accountants
Hong Kong

American Depositary Receipts

The Bank of New York
101 Barclay Street
22nd Floor-West
New York
N.Y. 10286
U.S.A.

Information for Shareholders

Listings

Shares of VTech Holdings Limited are listed on both The Stock Exchange of Hong Kong Limited and London Stock Exchange plc. Ordinary shares are also available in the form of American Depository Receipts through the Bank of New York.

Stock Codes

The Stock Exchange of Hong Kong Limited	303
London Stock Exchange plc	VTH
American Depository Receipts	VTKHY

Financial Calendar

Closure of Register of Members	4th - 11th August 2006 (both dates inclusive)
2006 Annual General Meeting	11th August 2006
Payment of Final Dividend	14th August 2006
2006/2007 Interim Results Announcement	November 2006

Share Registrars

Principal	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda Tel: (441) 299 3954 Fax: (441) 295 6759 Email: funds@bntb.bm
Hong Kong Branch	Computershare Hong Kong Investor Services Limited 46th Floor, Hopewell Centre 183 Queen's Road East Hong Kong Tel: (852) 2862 8628 Fax: (852) 2865 0990 Email: hkinfo@computershare.com.hk
UK Branch	Capita IRG plc Bourne House 34 Beckenham Road Kent BR3 4TU DX91750 Beckenham West United Kingdom Tel: (44) 20 8639 2157 Fax: (44) 20 8639 2342 Email: ssd@capitaregistrars.com

Share information

Board Lot:	1,000 shares
Issued shares as at 31st March 2006:	238,773,133 shares

Dividends

Dividends per share for the year ended 31st March 2006

– Interim	US6.0 cents per ordinary share
– Final	US26.0 cents per ordinary share

Investor Relations Contact

Corporate Communications Department
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po
New Territories
Hong Kong

Tel: (852) 2680 1000
Fax: (852) 2680 1788
Email: investor_relations@vtech.com

Website

www.vtech.com

www.irasia.com/listco/hk/vtech

VTech Group of Companies

Head Office

VTech Holdings Ltd.
23rd Floor, Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong
Tel: (852) 2680 1000
Fax: (852) 2680 1300
website: http://www.vtech.com
email: investor_relations@vtech.com

Regional Offices

Canada

VTech Telecommunications Canada Ltd.
Suite 200, 7671 Alderbridge Way
Richmond, BC, V6X 1Z9
Tel: (1) 604 273 5131
Fax: (1) 604 273 1425
website: http://www.vtechcanada.com
email: helpdeskcanada@vtech.ca

VTech Electronics Canada Ltd.
Suite 103, 5407 Eglinton Ave. West
Etobicoke
Ontario, M9C 5K6
Tel: (1) 416 621 7722
Fax: (1) 416 621 0838
website: http://www.vtechcanada.com

France

VTech Electronics Europe S.A.S.
2-6 rue du Château d'Eau
Boite Postale 55
78362 Montesson Cédex
Tel: (33) 1 30 09 88 00
Fax: (33) 1 30 09 87 80
website: http://www.vtechfrance.com
email: vetch_conseil@vtech.com

Germany

VTech Electronic Europe GmbH
Martinstrasse 5
70794 Filderstadt
Tel: (49) 711 709 740
Fax: (49) 711 709 7449
website: http://www.vtech.de
email: info@vtech.de

VTech Telecommunications Germany – Branch of VTech Europe B.V.
Am Dorfplatz 2
24109 Melsdorf
Tel: (49) 4340 499 190
Fax: (49) 4340 404 9960

Japan

VTech Electronics (Japan) Inc.
Villa Heights Akasaka Shin-Sakamachi
8-7-10-107 Akasaka Minato-Ku
Tokyo 107-0052
Tel: (81) 3 3479 4523
Fax: (81) 3 3479 4533

VTech Communications Japan Ltd.
Okumura Building
3-14, Kanda Ogawamachi
Chiyodi-Ku, Tokyo 101-0052
Tel: (81) 3 3294 0740
Fax: (81) 3 3294 0785
website: http://www.vtechcms.com
email: hotline_oem@vtech.com

Netherlands

VTech Electronic Europe B.V.
Copernicusstraat 7
6003 DE Weert
Industrial Estate Kampershoek
Tel: (31) 495 459110
Fax: (31) 495 459114
website: http://www.vtechnl.com
email: vtechbenelux@vtech.com

Spain

VTech Electronics Europe, S.L.
Avda. de Aragón, 336 c/v Yecora
Oficina 1 – Pol. Ind. Las Mercedes
28022 Madrid
Tel: (34) 91 312 0770
Fax: (34) 91 747 0638
website: http://www.vtech.es
email: informacion@vtech.com

United Kingdom

VTech Communcations Ltd.
9, Manor Courtyard
Hughenden Avenue
High Wycombe
Buckinghamshire
HP13 5RE
Tel: (44) 1494 522 500
Fax: (44) 1494 522 001
website: http://www.vtecheurope.com

VTech Electronics Europe plc
Napier Court
Abingdon Science Park
Abingdon, Oxon, OX14 3YT
Tel: (44) 1235 555545
Fax: (44) 1235 546804
website: http://www.vtechuk.com
email: marketing@vtech.com

United States

VTech Electronics North America, L.L.C.
1155 West Dundee, Suite 130
Arlington Heights
IL 60004-1454
Tel: (1) 847 400 3600
Fax: (1) 847 400 3601
website: http://www.vtechkids.com
email: vtechkids@vtechkids.com

VTech Communications, Inc.
9590 S.W. Gemini Drive
Suite 120, Beaverton
OR 97008
Tel: (1) 503 596 1200
Fax: (1) 503 644 9887
website: http://www.vtechphones.com
email: inquire@vtechphones.com

VTech (OEM), Inc.
12280 Saratoga-Sunnyvale Road
Suite 106, Saratoga
CA 95070-3065
Tel: (1) 408 252 8550
Fax: (1) 408 252 8555
website: http://www.vtechoem.com
email: information@vtechoem.com

VTech Telecom, L.L.C.
545 Concord Avenue, Suite 12
Cambridge, MA 02138
Tel: (1) 617 576 3300
Fax: (1) 617 576 7753
website: http://www.vtechcms.com
email: cms-info@vtech-cms.com

A Chinese translation of the annual report may be obtained on request from Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. If there is a discrepancy between the Chinese translation and the English version of this report and accounts, the English version shall prevail.

本年報備有中文譯本，請向位於香港皇后大道東183號合和中心46樓香港中央證券登記有限公司索取。本報告書及賬目之中文譯本與英文本如有任何歧義，概以英文本為準。

1976


vtech

VTech Holdings Limited
(Incorporated in Bermuda with limited liability)

23rd Floor, Tai Ping Industrial Centre, Block 1
57 Ting Kok Road, Tai Po, New Territories, Hong Kong
Tel: (852) 2680 1000 Fax: (852) 2680 1300
http://www.vtech.com
email: investor_relations@vtech.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

For shareholders of the Company whose shares in the Company are registered on the UK branch register, if you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser authorised under the UK Financial Services Act 1986 immediately.

If you have sold or transferred all your shares in VTech Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent, through whom the sale was effected, for transmission to the purchaser or transferee.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board of VTech Holdings Limited is set out on pages 2 to 10 (inclusive) of this document. A notice convening the annual general meeting of VTech Holdings Limited to be held at The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong at 3:30 p.m. (Hong Kong time) on 11th August 2006 is set out on pages 11 to 13 (inclusive) of this document.

Whether or not you are able to attend the said meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy shall not preclude you from attending and voting at the meeting or any adjourned meeting should you so desire.

10th July 2006

CONTENTS

In this document, the following expressions have the following meanings unless the context otherwise requires:

"AGM"	the annual general meeting of the Company to be held on 11th August 2006 at 3:30 p.m. (Hong Kong time);
"AGM Notice"	notice of the AGM, which is set out on pages 11 to 13 (inclusive) of this circular;
"Board"	the board of Directors from time to time;
"Companies Act"	the Companies Act 1985 (as amended) of the UK;
"Company"	VTech Holdings Limited, an exempted company incorporated in Bermuda under the Companies Act 1981 of Bermuda (as amended), the shares of which are listed on the Main Board of the Hong Kong Stock Exchange and on the Official List of the UK Listing Authority;
"Directors"	the directors, including all the independent non-executive directors, of the Company from time to time;
"Group"	the Company and its subsidiaries from time to time;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;
"Hong Kong Branch Register"	the register of members held in Hong Kong by Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong;
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Hong Kong Stock Exchange Listing Rules"	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
"Latest Practicable Date"	7th July 2006, being the latest practicable date prior to the printing of this document for the purpose of ascertaining certain information included herein;
"London Stock Exchange"	London Stock Exchange plc;
"Shareholders"	holders of Shares;
"Share(s)"	ordinary share(s) of US$0.05 each in the issued share capital of the Company;
"UK"	the United Kingdom of England, Wales, Scotland and Northern Ireland;
"UK Branch Register"	the register of members held in UK by Capita IRG Plc of Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom;
"UK Listing Rules"	the rules and regulations made by the UK Listing Authority under Part IV of the Financial Services Act 1986 as amended from time to time; and
"US$"	United States dollars, the lawful currency of the United States of America.

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)
(Stock Code: 303)

Directors:
Allan WONG Chi Yun
(Chairman and Group Chief Executive Officer)
Albert LEE Wai Kuen
(Deputy Chairman)

Independent Non-Executive Directors:
Raymond CH'IEN Kuo Fung
William FUNG Kwok Lun
Michael TIEN Puk Sun
Patrick WANG Shui Chung

Registered office:
Clarendon House
Church Street
Hamilton HM 11
Bermuda

Principal office in Hong Kong:
23rd Floor
Tai Ping Industrial Centre
Block 1, 57 Ting Kok Road
Tai Po, New Territories
Hong Kong

10th July 2006

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATES TO REPURCHASE AND ISSUE SHARES, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

1. INTRODUCTION

At the AGM, notice of which is set out on pages 11 to 13 (inclusive) of this document, resolutions will be proposed to approve, inter alia, the following:

(i) the grant to the Directors of a general mandate to repurchase fully paid up Shares representing up to 10% of the issued share capital of the Company as at the date of the AGM;

(ii) the grant to the Directors of a general mandate to allot, issue and otherwise deal with Shares representing up to 10% of the issued share capital of the Company as at the date of the AGM; and

(iii) the grant to the Directors of a general authority to allot, issue and otherwise deal with Shares of the aggregate nominal amount of the Shares repurchased under the repurchase mandate.

The purpose of this document is to explain these proposed resolutions.

2. GENERAL MANDATE TO REPURCHASE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 12th August 2005 to exercise the powers of the Company to repurchase Shares will expire at the AGM.

At the AGM, Resolution 5, as set out in the AGM Notice, will be proposed as an ordinary resolution pursuant to which the Directors will be granted a general and unconditional mandate to exercise all the powers of the Company to repurchase issued Shares subject to the criteria set out in the resolution. The authority relates only to repurchases made on the Hong Kong Stock Exchange and the London Stock Exchange and otherwise in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules. The general mandate covers repurchases made or agreed to be made only during the period ending at the conclusion of the annual general meeting of the Company to be held in 2007 or until the authority given under Resolution 5 is renewed, revoked, or varied by ordinary resolution of the Shareholders in general meeting, whichever occurs first. In accordance with the Hong Kong Stock Exchange Listing Rules, the Company is required to send to its shareholders an explanatory statement containing all the information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the resolution to approve the granting of a mandate to exercise the powers of the Company to purchase its own Shares. This document sets out below such information, in relation to the mandate to repurchase Shares, as is required to be provided in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules.

Share Capital and Maximum Number of Shares that may be Repurchased

The maximum number of Shares that may be repurchased on the Hong Kong Stock Exchange or on another stock exchange pursuant to the mandate will be such number of Shares as represents 10% of the share capital of the Company in issue on the date of the AGM. As at the Latest Practicable Date, there were in issue an aggregate of 238,908,133 Shares. Subject to the passing of the relevant resolution approving the mandate to repurchase Shares and on the basis that no Shares are issued or repurchased prior to the AGM, the Company would be permitted under the repurchase mandate to repurchase a maximum of 23,890,813 Shares. The mandate relates only to repurchases of Shares which are fully paid up.

As at the Latest Practicable Date, the total number of options to subscribe for Shares that are outstanding is 7,079,000 being equivalent to approximately 3.0% of the total issued share capital of the Company as at that date. If the repurchase of Shares under the currently existing mandate was carried out in full prior to the AGM and the repurchase of Shares under the new mandate to be passed at the AGM was also carried out in full following the AGM, the percentage of the total number of options to the total issued share capital would increase to approximately 3.7%.

Reasons for Repurchases

While it is not possible to anticipate any specific circumstances in which the Directors might think it appropriate to repurchase Shares, the Directors believe that an authority to do so would give the Company additional flexibility that would be beneficial. The Directors have no current intention to repurchase any Shares.

In reaching a decision as to whether to make any such repurchase, the Directors will take account of market conditions and the Company's funding arrangements at the time and whether or not such repurchase would lead to an enhancement of the net asset value per Share of the Company and/or its earnings per Share. Shareholders can be assured that the Directors would only make a repurchase in circumstances where they consider it to be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on favourable terms after obtaining all necessary consents which may be required under loan or finance documentation.

On the basis of the consolidated financial position of the Company as at 31st March 2006, (being the date to which the latest published audited consolidated financial statements of the Company have been made up) and in particular the working capital position of the Company at that time and the number of Shares to which the repurchase mandate relates, the Directors consider that it is likely that there would be an adverse impact on the working capital position and the gearing position of the Company in the event that the repurchase mandate were to be exercised in full during the repurchase period. No repurchases would be made where such repurchases would have a material adverse impact on the working capital position of the Company unless the Directors consider that such repurchases were in the best interests of the Company.

Price to be Paid for Repurchases

Under the UK Listing Rules, the maximum price which may be paid for each of the Shares to be repurchased is 5% above the middle market quotation of those Shares as derived from the London Stock Exchange Daily Official List for the five dealing days immediately prior to the repurchase. The minimum price that will be paid for each of the Shares is US$0.05, being the nominal value of the Shares.

Funding of Repurchases

The Company is empowered by its Memorandum of Association and Bye-laws to repurchase its Shares. Purchases of Shares must be financed out of funds legally available for such purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda and will be funded by the resources of the Company. Bermuda law provides that the amount of capital paid in connection with a share repurchase may only be paid out of either the capital paid up on the relevant Shares or the funds of the Company that would otherwise be available for dividend or distribution of the proceeds of a fresh issue of Shares made for the purpose. The amount of premium payable on repurchase may only be paid out of the funds of the Company that would otherwise be available for dividend or distribution or out of the share premium account of the Company before the Shares are repurchased. Should the Directors consider it desirable, they would be able to finance the repurchase out of funds borrowed against any of the above-mentioned accounts.

Hong Kong Stock Exchange Listing Rules

The reporting requirements contained in the Hong Kong Stock Exchange Listing Rules specify that, inter alia, a listed company shall report all repurchases of its securities to the Hong Kong Stock Exchange by no later than 9:00 a.m. (Hong Kong time) on the business day following the date of repurchase of any securities and shall include in its annual report a monthly breakdown of repurchases of securities.

UK Listing Rules

The UK Listing Rules require the Company to notify a Regulatory Information Service of the London Stock Exchange of any repurchases made by the Company no later than 7:30 a.m. (London time) on the business day following the day on which the repurchase took place.

Directors' Undertaking

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases pursuant to the proposed resolution in accordance with the Hong Kong Stock Exchange Listing Rules and the UK Listing Rules and all applicable Bermuda laws and in accordance with the regulations set out in the Memorandum of Association and Bye-laws of the Company.

Directors and Connected Persons

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of the associates (as defined in the Hong Kong Stock Exchange Listing Rules) of any of the Directors, have any present intention, in the event that the grant to the Directors of the repurchase mandate is approved by the Shareholders, of selling Shares to the Company.

No persons who are connected persons of the Company have notified the Company that they have a present intention to sell Shares to the Company, nor have they undertaken not to sell any of the Shares held by them to the Company in the event that the Company is authorised to make repurchases of Shares.

Hong Kong Code on Takeovers and Mergers

If, as a result of a share repurchase, a Shareholder's proportionate interest in the voting capital of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code") and, if such increase results in a change of control, may in certain circumstances give rise to an obligation to make a mandatory offer for the securities of the Company under Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the total interests of Mr. Allan WONG Chi Yun (including interests held directly and indirectly by the trustee of a discretionary trust in which Mr. WONG is the founder) was 39.2% in the issued share capital of the Company.

If, which is not presently contemplated, the Company was to repurchase Shares up to the permitted maximum of 10% of its existing issued share capital as at the Latest Practicable Date from the public shareholding, the percentage shareholding of Mr. WONG (including interests held directly and indirectly by the trustee of a discretionary trust in which Mr. WONG is the founder) would increase to 43.4%.

The Directors do not have the intention to exercise the power to repurchase Shares of the Company to an extent which would make any of the substantial Shareholders to be obliged to make a mandatory offer under Rule 26 of the Takeovers Code in this respect.

Share Prices and Share Repurchase Records

During each of the 12 months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Hong Kong Stock Exchange were as follows:

	Share Price	
	Highest	**Lowest**
	HK$	*HK$*
2005		
July	22.00	17.30
August	21.85	17.80
September	29.50	21.50
October	33.30	26.00
November	33.25	25.35
December	27.25	22.00
2006		
January	28.50	25.50
February	28.70	26.80
March	36.80	28.20
April	39.70	35.10
May	38.85	29.55
June	41.90	30.70

During the six months preceding the Latest Practicable Date, no Shares were repurchased by the Company.

Status of Repurchased Shares

Under Bermuda law, any Shares repurchased by the Company will be treated as cancelled and the issued share capital of the Company, but not the aggregate amount of its authorised share capital, will be reduced accordingly.

3. GENERAL MANDATE TO ISSUE SHARES

The previous general mandate granted to the Directors at the annual general meeting of the Company held on 12th August 2005 to exercise the powers of the Company to allot, issue and deal with Shares will expire at the AGM.

Resolution 6 as set out in the AGM Notice will be proposed as an ordinary resolution to renew a general and unconditional mandate to authorise the Directors to allot, issue and deal with further new Shares representing up to 10% of the aggregate nominal amount of the share capital of the Company in issue at the date the resolution is passed. As at the Latest Practicable Date, there were in issue an aggregate of 238,908,133 Shares. On the basis that no Shares are issued or repurchased prior to the AGM, the Company would be allowed to allot, issue and deal with a maximum of 23,890,813 further new Shares. In addition, if Resolution 5 is passed, authorising the repurchase of Shares by the Company, Resolution 7 set out in the AGM Notice will be proposed as an ordinary resolution to extend the authority of the Directors to allot, issue and deal with Shares to include an additional number of Shares equal to the number of Shares repurchased under the repurchase mandate.

The authority of the Directors to allot and issue Shares pursuant to Resolutions 6 and 7 shall expire on the earlier of the conclusion of the annual general meeting of the Company to be held in 2007, or the date of renewal of such authority prior to such time or the date on which such authority is revoked or varied by ordinary resolution of the Shareholders in general meeting. The Directors confirm that there are no pre-emptive rights attaching to the Shares and that they have no present intention of allotting, issuing and dealing with Shares pursuant to the authority that would be vested in them pursuant to Resolutions 6 and 7 set out in the AGM Notice.

4. RE-ELECTION OF DIRECTORS

In accordance with Bye-law 112(A) of the Bye-laws of the Company, Dr. Allan WONG Chi Yun and Mr. Albert LEE Wai Kuen will retire as Directors by rotation at the AGM and, being eligible, will offer themselves for re-election.

Particulars of the Directors proposed to be re-elected at the AGM are as follows:

Dr. Allan WONG Chi Yun

Allan WONG Chi Yun, JP, aged 55, Chairman and Group Chief Executive Officer, co-founded the Group in 1976. Dr. WONG holds a Bachelor of Science degree in Electrical Engineering from the University of Hong Kong, a Master of Science degree in Electrical and Computer Engineering from the University of Wisconsin and an honourary degree of Doctor of Technology from the Hong Kong Polytechnic University. Dr. WONG is the Chairman of the Hong Kong Applied Science and Technology Research Institute and an ex-officio member of the Steering Committee on Innovation and Technology. He is also a council member of the University of Hong Kong, an independent non-executive director of the Bank of East Asia Limited,

China-Hongkong Photo Products Holdings Limited and Li & Fung Limited. Save as disclosed above, Dr. WONG did not hold other directorships in listed public companies during the past three years.

Dr. WONG is the founder of The Wong Chung Man 1984 Trust, a discretionary trust of which Trustcorp Limited is the trustee. Each of Conquer Rex Limited, Honorex Limited and Twin Success Pacific Limited, being a wholly-owned subsidiary of Trustcorp Limited, is a substantial shareholder of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Dr. WONG holds directorship of these substantial shareholders. Save as disclosed above, Dr. WONG has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Dr. WONG has personal interests of 15,654,393 Shares (representing approximately 6.55% of the issued share capital of the Company), family interests of 3,968,683 Shares (representing approximately 1.66% of the issued share capital of the Company), other interests of 74,101,153 Shares (representing approximately 31.02% of the issued share capital of the Company) held by a discretionary trust in which Dr. WONG is the founder and 2,000,000 underlying Shares in respect of share options granted under the Share Option Scheme of the Company (representing approximately 0.84% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. Details of his interests are provided in the section "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under the heading "Report of the Directors" in the 2006 Annual Report of the Company.

There is no service contract entered into between Dr. WONG and the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation) and his directorship is subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Bye-laws. Dr. WONG will receive a Director's fee as approved from time to time by Shareholders at the AGM of the Company, currently being US$15,000 per annum. His emoluments are determined by reference to the Company's profitability, as well as measurable performance contribution to the Company and the prevailing market conditions. The amount of emoluments paid for the financial year ended 31 March 2006 to Dr. WONG is set out in note 3 to the financial statements in the Company's 2006 Annual Report.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the shareholders and there is no information to be disclosed pursuant to any of the requirements of the provisions under Paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Stock Exchange Listing Rules.

Mr. Albert LEE Wai Kuen

Albert LEE Wai Kuen, aged 55, Deputy Chairman, joined the Group in 1984 and became a director in the same year. Before joining the Group, he ran his own electronics manufacturing service company for two years and was a manager of a computer chess game manufacturing company for three years. Mr. LEE holds a Bachelor of Science degree in Electrical Engineering from the University of Calgary, Canada. Save as disclosed above, Mr. LEE did not hold other directorships in listed public companies during the past three years.

Mr. LEE has no relationship with any Directors, senior management or substantial or controlling Shareholders of the Company.

As at the Latest Practicable Date, Mr. LEE has personal interests of 2,549,332 Shares (representing approximately 1.07% of the issued share capital of the Company) and 1,500,000 underlying Shares in respect of share options granted under the Share Option Scheme of the Company (representing approximately 0.63% of the issued share capital of the Company) within the meaning of Part XV of the Securities and Futures Ordinance. Details of his interests are provided in the section "Directors' Interests and Short Positions in Shares, Underlying Shares and Debentures" under the heading "Report of the Directors" in the 2006 Annual Report of the Company.

There is no service contract entered into between Mr. LEE and the Company or any of its subsidiaries that is not determinable by the Group within one year without payment of compensation (other than statutory compensation) and his directorship is subject to retirement by rotation and re-election at the AGM of the Company in accordance with the Bye-laws. Mr. LEE will receive a Director's fee as approved from time to time by Shareholders at the AGM of the Company, currently being US$15,000 per annum. His emoluments are determined by reference to the Company's profitability, as well as measurable performance contribution to the Company and the prevailing market conditions. The amount of emoluments paid for the financial year ended 31st March 2006 to Mr. LEE is set out in note 3 to the financial statements in the Company's 2006 Annual Report.

Save as disclosed above, there is no other matter that needs to be brought to the attention of the Shareholders and there is no information to be disclosed pursuant to any of the requirements of the provisions under Paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Stock Exchange Listing Rules.

5. PROPOSED REVISION OF DIRECTORS' REMUNERATION

Having regard to the remuneration offered for directors and similar positions in comparable companies, it is proposed to increase the remuneration of Directors to totalling US$120,000 and such that each director (including the non-executive directors) shall be entitled to not more than US$20,000 per annum for the year ending 31st March 2007 and each subsequent financial year until the Company in general meeting otherwise determines.

6. PROCEDURE TO DEMAND A POLL

The procedure by which Shareholders of the Company may demand a poll at a general meeting of the Company is set out herein below.

Pursuant to Bye-law 75 of the Bye-laws of the Company, a resolution put to the vote shall be decided on show of hands unless a poll is duly demanded before or upon declaration of the result of the show of hands, by:

(i) the Chairman of the meeting; or

(ii) at least three members present in person or by proxy for the time being entitled to vote; or

(iii) any member/members present in person or by proxy and representing not less than one-tenth of the voting rights of all the members having the right to vote at the meeting; or

(iv) any member/members present in person or by proxy and holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a member or in the case of a member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a member.

7. NOTICE OF ANNUAL GENERAL MEETING

The AGM Notice is set out on pages 11 to 13 (inclusive) of this document.

A form of proxy is enclosed with this document for use at the AGM. Whether or not you choose to attend this meeting, you are requested to complete and return the enclosed form of proxy to the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting. Completion of a form of proxy will not preclude you from attending and voting at the meeting in person if you so wish.

8. RECOMMENDATIONS

The Directors consider that the general mandate to repurchase Shares and the general mandates to allot, issue and deal with Shares, re-election of the retiring Directors and remuneration of the Directors are each in the best interests of the Company and its Shareholders as a whole. The Directors recommend that the Shareholders of the Company to vote in favour of these resolutions to be proposed at the AGM.

Yours faithfully
For and on behalf of
VTech Holdings Limited
Allan WONG Chi Yun
Chairman

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of VTech Holdings Limited (the "Company") will be held at The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 11th August 2006 at 3:30 p.m. (Hong Kong time) for the following purposes:

ORDINARY BUSINESS

1. To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2006.

2. To declare a final dividend for the year ended 31st March 2006.

3. (a) To re-elect Mr. Allan WONG Chi Yun as Director;

   (b) To re-elect Mr. Albert LEE Wai Kuen as Director;

   (c) To fix the remuneration of the Directors as totalling US$120,000 and such that each Director shall be entitled to not more than US$20,000 per annum and on such terms as the Board may decide for the year ending 31st March 2007 and each subsequent financial year until the Company in general meeting otherwise determines and that further Director appointed by the Board shall be entitled to not more than US$20,000 per annum (in proportion to the time during which he has held office) and on terms as the Board may decide.

4. To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.

SPECIAL BUSINESS

Resolutions 5 to 7 will be proposed as ordinary resolutions of the Company:

5. "**THAT**:

   (a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to repurchase ordinary shares of US$0.05 each in the share capital of the Company on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") subject to and in accordance with all applicable laws and the provisions of, and in the manner specified in, the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares hereby authorised to be repurchased by the Company pursuant to the approval in paragraph (a) above shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue at the date of the annual general meeting at which this resolution is passed; and

(c) the authority hereby conferred on the Company pursuant to the approval in paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2007 or (ii) such authority given under this resolution being renewed, revoked or varied by ordinary resolution of shareholders of the Company in general meeting."

6. "**THAT**:

(a) subject to the provisions of paragraphs (b) and (c) below, the exercise by the Directors of all the powers of the Company to allot, issue and deal with additional authorised and unissued shares in the capital of the Company and to make or grant offers, agreements and options, including warrants to subscribe for shares and other rights of subscription for or conversion into shares, which might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of the share capital to be allotted, issued and dealt with by the Directors of the Company pursuant to the approval in paragraph (a) above, other than as set out in paragraph (c) below, shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the annual general meeting of the Company at which this resolution is passed and the authority conferred on the Directors pursuant to paragraph (a) above shall expire on the earlier of (i) the conclusion of the annual general meeting of the Company to be held in 2007 or (ii) such authority being revoked or varied by ordinary resolution of the shareholders of the Company in general meeting, save that, in each case, such authority shall allow the Company before the expiry of such authority to make or grant offers, agreements and options (including warrants to subscribe for shares and other rights of subscription for or conversion into shares) which would or might require shares to be allotted and issued after such expiry and the Directors may allot, issue and deal with the shares in pursuance of such offers, agreements and options as if such authority conferred hereby had not expired;

(c) the provisions of paragraph (b) above shall not apply to the aggregate nominal amount of share capital allotted and/or issued or agreed to be conditionally or unconditionally issued and/or allotted by the Directors pursuant to:

(i) a rights issue where shares are offered for a fixed period to shareholders in proportion to their then holdings of shares on a fixed record date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or stock exchange in, any territory applicable to the Company); or

(ii) any scrip dividend scheme or similar arrangements implemented in accordance with the Company's Bye-laws; or

(iii) the exercise of options granted under any share option scheme or similar arrangement adopted by the Company; and

(d) the approval in paragraph (a) above shall be in addition to any other authorisation given to the Directors."

7. "**THAT** conditional on the passing of Resolution 5 in the notice convening this meeting, the general mandate granted to the Directors and for the time being in force to exercise all the powers of the Company to allot, issue and deal with additional shares pursuant to Resolution 6 set out in the notice convening this meeting be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed to be conditionally or unconditionally allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 5, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution."

By Order of the Board
VTech Holdings Limited
Chang Yu Wai
Company Secretary

Hong Kong, 10th July 2006

Notes:

1. Any member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. To be valid, the form of proxy must be deposited with the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the AGM or any adjournment thereof.

3. The Register of Members of the Company will be closed from 4th August 2006 to 11th August 2006 (both days inclusive), during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates should be lodged with Computershare Hong Kong Investor Services Limited at the address mentioned above for registration no later than 4:00 p.m. (Hong Kong time) on 3rd August 2006.

適用於本公司之任何司法權區之法律規定之任何限制或責任或任何該等地區之認可監管機構或任何證券交易所之規定而取消此方面之權利或作出其他安排）；或

(ii) 任何根據本公司細則實行之以股代息計劃或類似安排；或

(iii) 根據本公司採納之任何購股權計劃或類似安排所授予的購股權獲行使；及

(d) 上文(a)段之批准將附加於任何其他給予董事會之授權。」

7. 「**動議**待召開本大會之通告所載決議案5通過後，本公司董事會獲授權並於現時可有效根據召開本大會之通告所載決議案6行使本公司一切權力以配發、發行及處理額外股份之一般授權將擴大，在董事會根據上述授權可能配發或同意有條件或無條件配發之本公司股本總面額之上，加上相當於本公司根據按照決議案5授出之權力購回之本公司股本總面額，惟增加後之數額不得超過本決議案通過當日本公司已發行股本總面額10%。」

承董事會命
VTech Holdings Limited
偉易達集團
公司秘書
張怡煒

香港，二零零六年七月十日

附註：

1. 凡有權出席股東週年大會並於會上投票之股東，均有權委託一位或多位代表出席，並於表決時代其投票。受委任代表毋須為本公司股東。

2. 代表委任表格須於股東週年大會或任何續會指定舉行時間四十八小時前，交回本公司之香港股份過戶登記處香港中央證券登記有限公司（地址為香港皇后大道東183號合和中心46樓），方為有效。

3. 本公司將自二零零六年八月四日起至二零零六年八月十一日（包括首尾兩天）暫停辦理股份過戶登記手續，在此期間，本公司將不會接受股份過戶登記。為符合獲發擬派末期股息之資格，所有股份過戶文件連同有關股票均須於二零零六年八月三日下午四時（香港時間）前按上文所述地址送交香港中央證券登記有限公司進行登記。

(b) 本公司根據上文(a)段之批准有權購回之股份總面值，不得超過本決議案於股東週年大會上獲通過當日本公司已發行股本總面額10%；及

(c) 本公司根據上文(a)段獲賦予之權力將於(i)二零零七年舉行之本公司股東週年大會結束當日或(ii)在本公司股東大會上股東透過普通決議案將根據本決議案授出之權力延續、撤銷或修訂之時（以較早者為準）結束。」

6. 「**動議**：

(a) 根據下文(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力以配發、發行及處理本公司股本中之額外法定及尚未發行股份，以及作出或授予可能需行使該等權力之建議、協議及購股權，包括認購股份的認股權證及其他可認購或轉換股份之權力；

(b) 本公司董事會根據上文(a)段之批准而配發、發行及處理之股本總面額（除根據下文(c)段所述者以外）不得超過於通過本決議案之本公司股東週年大會當日之本公司已發行股本總面值10%，以及董事根據上文(a)段獲賦予之權力，將於(i)二零零七年舉行之本公司股東週年大會結束時或(ii)在本公司股東大會上股東透過普通決議案撤銷或修改此授出之權力之時（以較早者為準）結束，惟於每一情況下，此權力須准許本公司於此權力屆滿之前，作出或授予建議、協議及購股權（包括認購股份的認股權證或其他可認購或轉換股份之權力），而將會或可能要求股份於此項授權屆滿之後予以配發或發行，而董事會可根據此等建議、協議及購股權以配發、發行及處理股份，猶如在此賦予之權力尚未屆滿；

(c) 上文(b)段之條文並不適用於董事會根據以下各項配發及／或發行或同意有條件或無條件發行及／或配發之股本總面額：

(i) 於指定期間按股東於指定記錄日期的持股比例而發售股份之配售新股（惟董事會有權在必須或權宜時就零碎股份權益或根據

VTech Holdings Limited

偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

茲通告VTech Holdings Limited(「本公司」)謹訂於二零零六年八月十一日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店舉行股東週年大會，以處理下列各項：

普通事項

1. 省覽截至二零零六年三月三十一日止年度之經審核之財務報表及董事會及核數師報告書。

2. 宣告派發截至二零零六年三月三十一日止年度之末期股息。

3. (a) 重選黃子欣先生為本公司董事；

   (b) 重選李偉權先生為本公司董事；

   (c) 釐定董事酬金合共十二萬美元，就董事會所決定之任期，每位董事在二零零七年三月三十一日止及其後之每個財政年度之酬金為不超過二萬美元，直至本公司股東大會另有決定為止。任何其後由董事會委任之董事，就其所決定之任期，酬金為每年不超過二萬美元(按其出任職務之年期比例計算)。

4. 續聘畢馬威會計師事務所為核數師，並授權董事會釐訂其酬金。

特別事項

決議案5至7提呈為本公司之普通決議案：

5. 「**動議**：

   (a) 根據下文(b)及(c)段之條文，一般無條件批准董事會行使本公司之一切權力，按照所有適用法例及根據香港聯合交易所有限公司(香港交易所)證券上市規則之條文及所指定之方式，在香港交易所購回本公司股本中每股面值0.05美元之普通股份；

* *僅供識別*

根據本公司之公司細則第75條規定，決議案是以舉手投票方式表決，除非在宣告以舉手投票方式表決有關議案之結果前，要求以按股數投票方式表決有關決議案必須：

(i) 由會議主席提出；或

(ii) 由不少於三位在場親身出席會議之股東或其代表提出；或

(iii) 由在場親身出席會議並持有不少於在會議中擁有十分之一投票權之股東或其代表提出；或

(iv) 由在場親身出席會議並持有賦予於會議上有投票權之股份中已繳付之股本總值不少於本公司所有附有該權益股份中十分之一已發行股本總值之股東或其代表提出。

由股東所委任之代表或倘股東為機構，由其正式授權代表所提出之要求，將被視作股東之同等要求。

7. 股東週年大會通告

股東週年大會通告載於本文件第11頁至第13頁內（包括首尾兩頁）。

股東週年大會適用之代表委任表格隨附於本文件。不論 閣下會否出席是次大會，本公司謹要求 閣下最遲於大會指定舉行時間48小時前填妥隨附之代表委任表格，並交回本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。填妥及交回代表委任表格， 閣下仍可親身出席大會並在會上投票。

8. 推薦建議

董事認為購回股份之一般授權、配發、發行及處理股份之一般授權、重選退任董事及董事酬金均符合本公司及股東之最佳整體利益。董事推薦本公司股東投票贊成股東週年大會上提呈之決議案。

此致

VTech Holdings Limited 列位股東 台照

主席
VTech Holdings Limited
偉易達集團
黃子欣
謹啟

二零零六年七月十日

學電機工程系理學士學位。除上文所披露外，李先生於過去三年並無在其他香港上市公司擔任董事職務。

李先生與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。

於最後實際可行日期，根據證券及期貨條例第XV部之涵義，李先生持有個人權益2,549,332股股份（佔約本公司已發行股本1.07%）及根據本公司購股權計劃所授予的購股權之1,500,000股相關股份（約佔本公司已發行股本0.63%）。彼之權益詳情載於本公司二零零六年度年報「董事會報告書」之「董事於股份、相關股份及債券之權益及淡倉」部份內。

李先生並無與本公司或其任何附屬公司訂立不可由集團於一年內終止而毋須支付賠償（法定賠償除外）之服務合約，彼之董事職務須根據公司細則於本公司股東週年大會上輪值退任及重選。李先生將收取不時由股東於本公司股東週年大會上議決通過之董事酬金，現時為每年一萬五千美元。彼之酬金主要參照本集團之業績表現，以股東應佔溢利而衡量。截至二零零六年三月三十一日止財政年度，李先生所獲之酬金總額詳載於本公司二零零六年度年報財務報表附註3。

除上文所披露外，概無其他事項須股東垂注及並無根據上市規則第13.51(2)(h)至13.51(2)(v)條所載任何條文規定而須披露的資料。

5. 建議修訂董事酬金

考慮到其他可比較的公司對董事及類似職位所提供之酬金，現建議增加董事酬金至總額共十二萬美元，每位董事（包括非執行董事）在二零零七年三月三十一日止及其後之每個財政年度之酬金為不超過二萬美元，直至本公司股東大會另有決定為止。

6. 要求以按股數投票方式表決之程序

本公司股東要求於本公司之股東大會上以按股數投票方式表決之程序如下。

席以及創新及科技督導委員會當然成員，並兼任香港大學校董，東亞銀行、中港照相器材集團有限公司及利豐有限公司之獨立非執行董事。除上文所披露外，黃博士於過去三年並無在其他香港上市公司擔任董事職務。

黃博士為酌情信託The Wong Chung Man 1984 Trust之創辦人，而該酌情信託之受託人為Trustcorp Limited。根據證券及期貨條例第XV部之涵義，Conquer Rex Limited、Honorex Limited、Twin Success Pacific Limited（即Trustcorp Limited之全資附屬公司）均為本公司之主要股東。黃博士為該主要股東之董事。除上文所披露外，黃博士與本公司任何董事、高級管理人員、主要股東或控股股東概無任何關係。

於最後實際可行日期，根據證券及期貨條例第XV部之涵義，黃博士持有個人權益15,654,393股股份（約佔本公司已發行股本6.55%）、家族權益3,968,683股股份（約佔本公司已發行股本1.66%）及黃博士為成立人之酌情信託所持有的其他權益74,101,153股股份（約佔本公司已發行股本31.02%），以及根據本公司購股權計劃所授予的購股權之2,000,000股相關股份（約佔本公司已發行股本0.84%）。彼之權益詳情載於本公司二零零六年度年報「董事會報告書」之「董事於股份、相關股份及債券之權益及淡倉」部份內。

黃博士並無與本公司或其任何附屬公司訂立不可由集團於一年內終止而毋須支付賠償（法定賠償除外）之服務合約，彼之董事職務須根據公司細則於本公司股東週年大會上輪值退任及重選。黃博士將收取不時由股東於本公司股東週年大會上議決通過之董事酬金，現時為每年一萬五千美元。彼之酬金主要參照本集團之業績表現，以股東應佔溢利而衡量。截至二零零六年三月三十一日止財政年度，黃博士所獲之酬金總額詳載於本公司二零零六年度年報財務報表附註3。

除上文所披露外，概無其他事項須股東垂注及並無根據上市規則第13.51(2)(h)至13.51(2)(v)條所載任何條文規定而須披露的資料。

李偉權先生

李偉權，五十五歲，偉易達集團副主席，於一九八四年加入本集團，並於同年成為董事。彼於加入本集團前，曾經營電子製造服務公司達兩年及曾於一間電腦棋遊戲製造公司任職經理達三年。彼持有加拿大卡加利大

3. 發行股份之一般授權

本公司於二零零五年八月十二日舉行之股東週年大會上授予董事行使本公司之權力以配發、發行及處理股份之一般授權，將於股東週年大會時到期屆滿。

股東週年大會通告所載決議案6將予提呈為一項普通決議案，重新授予董事一般無條件授權，配發、發行及處理最多達通過該決議案日，本公司已發行股本總面額10%之額外新股份。於最後實際可行日期，本公司已發行股份總數為238,908,133股。倘於股東週年大會前並無發行或購回任何股份，則本公司可配發、發行及處理之股份最多為23,890,813股額外新股份。此外，若授權本公司購回股份之決議案5獲通過，股東週年大會通告所載決議案7將予提呈為普通決議案以擴大董事配發、發行及處理股份之授權，以包括根據購回股份授權而購回之股份數目之額外股份。

董事根據決議案6及7所獲配發及發行股份之授權將於本公司二零零七年股東週年大會結束時，或本公司之股東已於股東大會上通過普通決議案撤銷或修訂該項授權(以較早者為準)。董事確定股份並無附帶任何股東優先購買權，而董事現無意根據股東週年大會通告所載決議案6及7所授予之權力配發、發行及處理股份。

4. 重選董事

根據公司細則第112(A)條，黃子欣博士及李偉權先生將於股東週年大會輪值退任，彼等符合資格並願意候選連任。

擬於股東週年大會上重選連任之董事簡介如下：

黃子欣博士

黃子欣，太平紳士，五十五歲，偉易達集團主席兼集團行政總裁，於一九七六年創立本集團，為集團聯席創辦人。黃博士持有香港大學電機工程系理學士學位、美國麥迪遜威斯康辛大學電機及電腦工程科學碩士學位及香港理工大學頒授榮譽科技博士學位。黃博士為香港應用科技研究院主

於最後實際可行日期，黃子欣先生之總權益(包括以黃先生為成立人之酌情信託之受託人直接及間接持有之權益)為本公司之已發行股本之39.2%。

倘本公司向持股份之公眾人士購回股份之最高數目，即於最後實際可行日期之現有已發行股本之10%(惟本公司目前並無此計劃)，黃先生所佔之持股百分比(包括以黃先生為成立人之酌情信託之受託人直接及間接所持有之權益)將增至43.4%。

各董事概無意行使購回本公司股份之權力，以達致某程度使任何主要股東須就該收購守則第26條規則而作出強制性收購之建議。

股份價格及購回股份之紀錄

於最後實際可行日期前十二個月之每個月，股份於香港交易所之最高及最低買賣價如下：

	股份價格	
	最高	**最低**
	港元	*港元*
二零零五年		
七月	22.00	17.30
八月	21.85	17.80
九月	29.50	21.50
十月	33.30	26.00
十一月	33.25	25.35
十二月	27.25	22.00
二零零六年		
一月	28.50	25.50
二月	28.70	26.80
三月	36.80	28.20
四月	39.70	35.10
五月	38.85	29.55
六月	41.90	30.70

於最後實際可行日期前六個月內，本公司概無購回任何股份。

購回股份之地位

根據百慕達法例，本公司購回之股份將視作註銷論，而本公司之已發行股份亦相對減少，但不影響法定股本之總額。

之資金，或自本公司之股份溢價賬中支付。若董事認為適當，可運用上述任何賬項借貸之資金支付購回所需之款項。

香港交易所上市規則

香港交易所上市規則的申報規定指明上市公司必須最遲在購回任何其證券之日以後第一個交易日香港時間上午九時前，向香港交易所匯報購回證券事項，並須在其年報中包括購回證券之每月分析。

英國上市規則

英國上市規則規定，本公司必須於購回日後第一個交易日倫敦時間上午七時三十分前，將本公司進行之任何股份購回通知倫敦交易所之 Regulatory Information Services（監管資訊服務）。

董事承諾

董事已向香港交易所承諾，彼等將遵照香港交易所上市規則、英國上市規則及百慕達所有適用之法例，並遵照本公司之公司組織章程大綱及細則所載之規定及依據提呈之決議案行使本公司之權力以進行購回股份。

董事及關連人士

董事或（就董事作出一切合理查詢後所知及確信）其任何聯繫人士（定義見香港交易所上市規則）目前概無意於董事之購回授權獲股東批准之情況下，出售股份予本公司。

本公司之任何關連人士概無知會本公司彼等現時有意在本公司獲授權購回股份之時出售股份予本公司，亦無承諾不會出售彼等持有之股份予本公司。

香港公司收購及合併守則

倘購回股份導致某一股東於本公司有投票權股本之權益比例增加，則就香港公司收購及合併守則（「收購守則」）而言，該項增加將被列作收購論，如該項增加導致控制權有所改變，則在若干情況下，必須根據收購守則第26條規則提出強制性收購本公司證券之建議。

購回股份之理由

雖然，要預計董事認為適宜購回股份的特定情況並不可行，然而董事相信獲得購回股份之權力將令本公司因靈活性增加而受惠。董事目前無意購回任何股份。

在決定進行購回與否時，董事將考慮當時之市場情況及本公司之資金安排，及有關購回會否提高本公司之每股資產淨值及／或其每股盈利。董事向股東保證，僅會在其認為符合本公司之最佳利益，及在其認為在獲得貸款或融資文據規定之一切所需同意後，可以有利之條款購回股份時，方會進行購回。

以本公司於二零零六年三月三十一日（本公司最近期公佈之已審核綜合財務報表之編製日期）之綜合財務狀況觀之，尤其以本公司於當時之營運資金狀況及購回授權涉及之股份數目計算，董事認為若於可進行購回期間全面進行購回，本公司之營運資金狀況及資本負債水平可能會受到不利影響。除非董事認為進行購回符合本公司之最佳利益，否則不會在對本公司之營運資金狀況造成重大不利影響之情況下進行購回。

購回股份之價格

根據英國上市規則，於購回股份時，可用作支付每股股份之最高價格為倫敦交易所之Daily Official List（每日股份市場報價表），於購回該等股份前緊接之五個交易日股份之中位市場報價加5%，而可用作支付每股股份之最低價格為0.05美元，即每股股份之面值。

購回股份之資金來源

本公司之公司組織章程大綱及細則賦予本公司購回本身股份之權力。購買股份必須運用根據本公司之公司組織章程大綱及細則及百慕達法例可供合法作此用途之資金，並將會從本公司資源中撥付。百慕達法例規定僅可運用有關股份之已繳交資本或可供分派作股息之資金，或就此發行新股所得之款項作為繳付購回股份之資金。購回時支付之溢價僅可從購回股份前可供分派或用作股息

2. 購回股份之一般授權

本公司於二零零五年八月十二日舉行之股東週年大會上授予董事行使本公司之權力以購回股份之一般授權，將於即將舉行之股東週年大會時到期屆滿。

於股東週年大會上，股東週年大會通告所載決議案5將予提呈為一項普通決議案，授予董事一般無條件授權，行使本公司之一切權力，在該決議案所載條件之規限下，購回本公司之已發行股份。該項授權只涉及在香港交易所及倫敦交易所作出及按照香港交易所上市規則及英國上市規則所作出之購回。一般授權只包括直至二零零七年舉行之本公司股東週年大會結束時，或根據決議案5之授權獲本公司之股東於股東大會上以普通決議案延續、撤銷或修訂(以其中較早者為準)期間前已作出或已同意作出之購回。根據香港交易所上市規則，本公司須送呈一份載有合理所需資料之解釋文件予股東，以確保股東在知情的情況下，決定投票贊成或反對有關授予一般授權行使本公司之權力以購回本公司股份之決議案。本文件按香港交易所上市規則及英國上市規則之規定，於下文載列有關購回股份之一般授權之資料。

股本及最高可購回之股份數目

依據該項授權，公司可於香港交易所或其他交易所購回之股份數目最多為於股東週年大會當日已發行股份數目之10%。於最後實際可行日期，已發行股份總數為238,908,133股。按購回股份之一般授權之決議案獲得通過及於股東週年大會前再無任何股份發行或股份購回之基礎上，本公司將可根據購回授權，購回最多達23,890,813股股份。購回股份之一般授權只適用於已繳足之股份。

於最後實際可行日期，可認購股份但尚未行使之購股權總數為7,079,000股，約佔本公司於當日全部已發行股本3.0%。若根據現行之授權於股東週年大會前全面進行購回股份，加上新購回股份之一般授權於股東週年大會通過並於其後根據是項授權全面進行購回股份，有關可認購股份之購股權之總數佔已發行股份總數之百份比約增至3.7%。

VTech Holdings Limited
偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

董事：
黃子欣*(主席兼集團行政總裁)*
李偉權*(副主席)*

獨立非執行董事：
錢果豐
馮國綸
田北辰
汪穗中

註冊辦事處：
Clarendon House
Church Street
Hamilton HM 11
Bermuda

香港主要辦事處：
香港新界大埔
汀角路57號
太平工業中心
第一期23樓

敬啟者：

購回股份及發行股份之一般授權、
重選董事及
股東週年大會通告

1. 緒言

股東週年大會上將會提呈決議案，以批准(其中包括)下列事項，有關通告載於本文件第11頁至第13頁(包括首尾兩頁)內：

(i) 授予董事購回繳足股份最多達本公司於股東週年大會當日已發行股票數量之10%之一般授權；

(ii) 授予董事配發、發行及處理最多達本公司於股東週年大會當日已發行股票數量之10%之一般授權；及

(iii) 授予董事配發、發行及處理根據購回股份授權而購回之股份總面值之股份之一般權力。

本文件旨在闡釋將要提呈之決議案。

* *僅供識別*

於本文件中，除文義另有所指外，下列詞語具備以下涵義：

「股東週年大會」	指	本公司將於二零零六年八月十一日香港時間下午三時三十分舉行的股東週年大會
「股東週年大會通告」	指	載於本通函第11頁至第13頁(包括首尾兩頁)的股東週年大會通告
「董事會」	指	當其時之董事會
「公司法」	指	一九八五年英國公司法(經修訂)
「本公司」	指	VTech Holdings Limited，乃根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立的獲豁免公司，其股份於香港交易所主板及英國上市管理局之股份市場報價表上市
「董事」	指	本公司當其時之董事，包括所有獨立非執行董事
「本集團」	指	本公司及當其時之附屬公司
「港元」	指	香港法定貨幣港元
「香港」	指	中華人民共和國香港特別行政區
「香港分冊」	指	由香港中央證券登記有限公司(地址為：香港皇后大道東183號合和中心46樓)於香港存置的股東名冊
「香港交易所」	指	香港聯合交易所有限公司
「香港交易所上市規則」	指	香港交易所證券上市規則
「最後實際可行日期」	指	二零零六年七月七日，即刊印本文件之前之最後實際可行日期，以核實本文件內之若干資料
「倫敦交易所」	指	London Stock Exchange plc
「股東」	指	股份持有人
「股份」	指	本公司股本中每股面值0.05美元的普通股
「英國」	指	英格蘭、威爾斯、蘇格蘭及北愛爾蘭聯合王國
「英國分冊」	指	由 Capita IRG Plc(地址為：Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom)於英國存置的股東名冊
「英國上市規則」	指	英國上市管理局根據一九八六年金融服務法(經不時之修訂)第四部所作的規則及條例
「美元」	指	美國法定貨幣美元

目　錄

此乃重要文件　請即處理

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公司股東所持本公司之股份乃登記於英國分冊：　閣下如對本通函任何方面或應採取之行動有任何疑問，應立即諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他依據 UK Financial Services Act 1986（一九八六年英國金融服務法）獲授權之專業顧問。

閣下如已售出或轉讓名下全部之 VTech Holdings Limited 股份，應立即將本通函連同隨附之代表委任表格交予買方，或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

vtech

VTech Holdings Limited

偉易達集團*

（於百慕達註冊成立之有限公司）

（股票代號：303）

購回股份及發行股份之一般授權、重選董事及股東週年大會通告

VTech Holdings Limited 的董事會函件已載列於本文件第2頁至第10頁內（包括首尾兩頁）。VTech Holdings Limited 的股東週年大會將於二零零六年八月十一日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店舉行，股東週年大會通告載於本文件第11頁至第13頁（包括首尾兩頁）。

無論　閣下能否出席該股東週年大會，務請盡早將隨附之代表委任表格按其指示填妥交回，惟無論如何須於大會指定舉行時間四十八小時前送達。填妥及交回代表委任表格後，　閣下仍可親身出席大會或其任何續會，並於會上投票。

* *僅供識別*

二零零六年七月十日

vtech

VTech Holdings Limited

(incorporated in Bermuda with limited liability)

(Stock Code: 303)

PROXY FORM

FOR THE ANNUAL GENERAL MEETING TO BE HELD ON 11TH AUGUST 2006

I/We [1], ______________________________

of ______________________________

being the registered holder(s) of [2] ______________________________ shares of US$0.05 each in the capital of VTECH HOLDINGS LIMITED (the "Company") HEREBY APPOINT the Chairman of the Annual General Meeting or [3] ______________ of ______________

or failing him/her ______________ of ______________

as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company (and at any adjournment thereof) to be held at The Marco Polo Hongkong Hotel, Harbour City, 3 Canton Road, Tsimshatsui, Kowloon, Hong Kong on 11th August 2006, at 3:30 p.m. (Hong Kong time) and to vote in respect of the following resolutions as indicated below or, if no such indication is given, as my/our proxy thinks fit:

	RESOLUTIONS	FOR [4]	AGAINST [4]
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 31st March 2006.		
2.	To declare a final dividend for the year ended 31st March 2006.		
3.	(a) To re-elect Mr. Allan WONG Chi Yun as Director;		
	(b) To re-elect Mr. Albert LEE Wai Kuen as Director;		
	(c) To fix the remuneration of the Directors.		
4.	To re-appoint KPMG as the auditors and to authorise the Board of Directors to fix their remuneration.		
5.	To grant a general mandate to the Directors to repurchase shares representing up to 10% of the issued share capital of the Company at the date of the Annual General Meeting.		
6.	To grant a general mandate to the Directors to allot, issue and deal with additional shares representing up to 10% of the issued share capital of the Company at the date of the Annual General Meeting.		
7.	To extend the general mandate granted to the Directors to allot, issue and deal with additional shares by the addition of such number of shares to be repurchased by the Company.		

Dated the ____________ day of ____________________ 2006 Shareholder's signature [5] ____________________

Notes:

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS. The names of all joint holders should be stated.
2. Please insert the number of shares registered in your name(s). If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).
3. If any proxy other than the Chairman of the Annual General Meeting is preferred, please delete the words "the Chairman of the Annual General Meeting" and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
4. IMPORTANT: IF YOU WISH TO VOTE FOR A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST A PARTICULAR RESOLUTION, TICK IN THE RELEVANT BOX MARKED "AGAINST". Failure to tick a box will entitle your proxy to cast your vote at his/her/its discretion on any resolution properly put to the Annual General Meeting other than those referred to in the notice convening the Meeting.
5. The form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be signed either under its common seal or under the hand of an officer or attorney duly authorised.
6. In order to be valid, this form of proxy together with any power of attorney or other authority (if any) under which it is signed or a notarized or certified copy thereof must be lodged at the Company's Registrar in Hong Kong, Computershare Hong Kong Investor Services Limited of 46/F, Hopewell Centre, 183 Queen's Road East, Hong Kong not less than 48 hours before the time appointed for the holding of the Annual General Meeting or any adjournment thereof.
7. In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.
8. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9. Completion and delivery of the form of proxy will not preclude you from attending and voting at the Annual General Meeting in person if you so wish.

vtech

VTech Holdings Limited

偉易達集團*

(於百慕達註冊成立之有限公司)

(股票代號：303)

於二零零六年八月十一日舉行之股東週年大會適用之代表委任表格

本人／吾等[1] ______________________________

地址為 ______________________________

為 VTech Holdings Limited（「本公司」）股本中每股面值0.05美元股份 ______________ 股[2]之登記持有人，

茲委任股東週年大會主席或[3] ______________ 地址為 ______________________________

如其未克出席，則委任 ______________ 地址為 ______________________________

代表本人／吾等出席本公司於二零零六年八月十一日香港時間下午三時三十分假座香港九龍尖沙咀廣東道三號海港城馬哥孛羅香港酒店舉行之股東週年大會，按如下指示就上述決議案投票。如無任何指示，則由本人／吾等之代表自行酌情投票。

	決議案	贊成[4]	反對[4]
1.	省覽及考慮截至二零零六年三月三十一日止年度之經審核之財務報表及董事會及核數師報告。		
2.	宣告派發截至二零零六年三月三十一日止年度之末期股息。		
3.	(a) 重選黃子欣先生為本公司董事；		
	(b) 重選李偉權先生為本公司董事；		
	(c) 釐定董事酬金。		
4.	續聘畢馬威會計師事務所為核數師及授權董事會釐定其酬金。		
5.	授予董事會購回股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
6.	授予董事會配發、發行及處理本公司之額外股份最多達本公司於股東週年大會當日已發行股本10%之股份之一般授權。		
7.	授予董事會配發、發行及處理本公司之額外股份之一般權力將給予購回本公司之額外股份之數目。		

日期：二零零六年 ______________ 月 ______________ 日　　股東簽署[5] ______________________________

附註：

1. 請以**正楷**填上姓名及地址。聯名股東均須全部填上姓名。
2. 請填上以　閣下名義登記之股份數目。如無填報股份數目，本代表委任表格將視為與全部以　閣下名義登記之本公司股份有關。
3. 如欲委派大會主席以外之人士為代表，請將「股東週年大會主席或」之字樣刪去，並於適當欄內填上　閣下所擬委派代表之姓名及地址。**本代表委任表格內之任何更改均須由簽署人簡簽示可。**
4. **重要提示：　閣下如欲投票贊成決議案，請在「贊成」欄內填上「√」號；如欲投票反對決議案，則請在「反對」欄內填上「√」號。**如並無填寫任何一欄，則　閣下之代表可酌情就任何於股東週年大會上適當提呈之及並未載於會議通告之任何決議案投票。
5. 本代表委任表格必須由　閣下或獲　閣下以書面正式授權之代理人簽署；如為公司，則須加蓋公司印鑑或由公司負責人、獲正式授權之代理人親筆簽署。
6. 本代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人證明之授權書或授權文件副本，最遲須於股東週年大會或其任何續會之指定舉行時間48小時前送達本公司在香港之股份過戶登記處，香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。
7. 如屬聯名股東，則首席聯名股東之投票（不論親自出席、委派代表出席或由公司代表出席），將被視為代表其他聯名股東投票論。首席聯名股東之界定，乃根據聯名股東在本公司股東名冊上之排名先後次序，名列於首之股東為首席聯名股東。
8. 受委代表無須為本公司股東，惟必須親自代表　閣下出席會議。
9. 完成及遞交本代表委任表格將不排除　閣下如欲親自出席股東週年大會及投票。

* *僅供識別*